Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

KIBALI SHINES AS RANDGOLD MAINTAINS ANNUAL PRODUCTION GUIDANCE

Randgold Resources said today its 2018 production guidance remained intact despite a softer first quarter in which it contended with multiple challenges.

Following the full commissioning of its underground mine, Kibali in the Democratic Republic of Congo increased quarterly production by 22% compared to the corresponding quarter of the prior year and is on track to achieve its 2018 target of 730 000 ounces.

In Côte d’Ivoire, Tongon’s production was impacted by a series of work stoppages. With operations now back at full capacity, the mine is committed to clawing back most of the lost production. Randgold’s flagship operation, the Loulo-Gounkoto complex, made a strong start to the year although changes in the mining schedule affected the underground grade, impacting on production.

Results for the quarter, published today, show group production lower at 286 890 ounces (Q4 2017: 340 958 ounces) and total cash cost per ounce higher at $720/oz (Q4 2017: $627/oz). Profit was down at $66.5 million (Q4 2017: $87.1 million). Cash and cash equivalents grew by 3% to $739.5 million while the company remains debt-free. At the recently held AGM, shareholders approved the 2017 dividend of $2 per share, a 100% increase on the previous year.

Chief executive Mark Bristow said coming off a strong prior quarter and record performance in 2017 the company had anticipated a slower start to this year with a gradual build-up throughout the year. Despite the issues that arose, it was still confident of meeting its annual production guidance of 1.30 to 1.35 million ounces.

“It was a very active quarter, in which we ramped up the underground production at Kibali, advanced the Gounkoto super pit project and the development of the Baboto satellite pit at Loulo, and prepared the Ntiola satellite deposit at Morila for mining,” Bristow said.

“At the same time we also successfully handled the difficult labour situation at Tongon, sorted out the sequencing at Loulo and continued negotiations relating to the new mining code with the DRC government. This demonstrates the depth and competence of our management team, and its ability to deal with complex operational and socio-political issues on multiple fronts.”

During the quarter, exploration highlighted the potential to add ounces at Kibali, Loulo and Tongon as well as new reserve opportunities at the Massawa project in Senegal. Bristow said Randgold was also aggressively hunting for its next big project in the African gold belts as well as further afield.

RANDGOLD ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

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REPORT FOR THE FIRST QUARTER ENDED 31 MARCH 2018

Randgold Resources Limited (‘Randgold’) had 94.3 million shares in issue as at 31 March 2018.

HIGHLIGHTS

▪	KIBALI INCREASES PRODUCTION AS UNDERGROUND TONNES RAMP UP
▪	GROUP GUIDANCE FOR 2018 MAINTAINED AT 1.30-1.35MOZ
▪	CASH AND CASH EQUIVALENTS TO $739.5 MILLION WITH NO DEBT
▪	SHAREHOLDERS APPROVE ANNUAL DIVIDEND OF $2/SHARE UP 100%

Key Performance Indicators

▪	Shareholders approve 100% increase in annual dividend to $2.00 per share
▪	Q1 gold production lower at 286 890oz but annual guidance of 1.30-1.35Moz maintained
▪	Cash and cash equivalents up 3% quarter on quarter to $739.5 million with no debt
▪	Total cash cost per ounce higher and profits lower on the back of softer production quarter
▪	Kibali increases production as underground ore tonnes ramp up
▪	Loulo-Gounkoto production down and costs up due to planned lower ore feed grade
▪	Tongon production and costs impacted by work stoppages
▪	Morila on plan as it prepares for Ntiola satellite opencast mining
▪	Drilling at KB and Kaviar targets adds new reserve opportunities at Massawa
▪	Drilling at Kibali, Loulo and Tongon highlights potential to add resources
▪	VTEM airborne survey underway to cover Mankono and Boundiali projects in Côte d’Ivoire

SUMMARISED FINANCIAL INFORMATION

$000	Quarter ended 31 Mar 2018	Quarter ended 31 Dec 2017	Quarter ended 31 Mar 2017	12 Months ended 31 Dec 2017
Average gold price received ($/oz)	1 331	1 278	1 220	1 258
Gold sales[1]	391 814	434 814	409 603	1 654 329
Total cash costs[1]	211 880	213 290	207 723	815 347
Profit from mining activity[1]	179 934	221 524	201 880	838 982
Exploration and corporate expenditure	15 802	12 172	10 908	47 785
Profit for the period	66 520	87 087	84 924	335 047
Profit attributable to equity shareholders	57 537	75 459	69 818	278 017
Net cash generated from operations	63 974	163 396	133 111	547 798
Cash and cash equivalents[2]	739 457	719 808	600 275	719 808
Gold on hand at period end[3]	21 930	31 215	13 150	31 215
Group production (oz)	286 890	340 958	322 470	1 315 362
Group sales[1] (oz)	294 428	340 177	335 603	1 314 984
Group total cash cost per ounce[1] ($)	720	627	619	620
Group cash operating cost per ounce[1] ($)	656	568	557	558
Basic earnings per share ($)	0.61	0.80	0.74	2.96

1	Refer to explanation of non-GAAP measures provided. Randgold consolidates 100% of Loulo, Gounkoto and Tongon, 40% of Morila and 45% of Kibali in the consolidated non-GAAP measures. Morila and Kibali are equity accounted for under IFRS.
2.	Cash and cash equivalents excludes $5.0 million at 31 March 2018 ($7.3 million at 31 December 2017 and $7.7 million at 31 March 2017) that relates to the group’s attributable cash held in Morila, Kibali and the group’s asset leasing companies which are equity accounted
3	Gold on hand represents gold in doré at the mines (attributable share) multiplied by the prevailing spot gold price at the end of the period.
The results in this report have been neither reviewed nor audited. All financial numbers are in US dollars ($) unless otherwise stated.

COMMENTS

Gold sales for the quarter of $391.8 million decreased by 10% from $434.8 million in the previous quarter. The number of gold ounces sold for the quarter was 13% down on the previous quarter following lower production at the Loulo-Gounkoto complex, Tongon and Morila. The average gold price received of $1 331/oz increased by 4% quarter on quarter (Q4 2017: $1 278/oz). Gold sales decreased by 4% from the corresponding quarter of 2017, reflecting the 12% lower ounces sold in the current quarter, offset by a 9% higher average gold price received (Q1 2017: $1 220/oz).

Total cash costs for the quarter of $211.9 million was slightly down on the prior quarter and up 2% from the corresponding quarter of 2017. Costs were slightly lower at Tongon, on the back of lower throughput, but offset by increased costs at Kibali, mainly relating to increased mining unit costs (increased strip ratio) and power costs. However, total cash cost per ounce of $720/oz increased by 15% quarter on quarter and increased by 16% compared to the corresponding quarter in 2017. The increase quarter on quarter is mainly the result of planned lower ore grades being mined and fed at the Loulo-Gounkoto complex, compared to prior quarter, resulting in lower production, while employee work stoppages at Tongon’s mining subcontractor also resulted in lower throughput and production.

Profit from mining dropped by 19% to $179.9 million from the previous quarter, and by 11% on the corresponding quarter of 2017. The decrease from the prior quarter and from the corresponding quarter of 2017 reflects the drop in production and increased costs as explained above.

Exploration and corporate expenditure of $15.8 million increased by 30% quarter on quarter, and by 45% compared to the corresponding quarter in 2017, principally due to increased greenfields exploration expenditure during the quarter, especially drilling.

Depreciation and amortisation of $46.7 million dropped by 9% from the previous quarter and increased by 20% against the corresponding quarter of 2017. The decrease quarter on quarter is due to lower throughput at Tongon and Loulo offset by slightly higher throughput at Gounkoto. The increase on the corresponding quarter of 2017 was due to higher throughput at the Loulo-Gounkoto complex as well as increases in the asset bases of both Loulo (capitalised underground development) and Gounkoto (deferred stripping asset).

Other income in the quarter of $8.5 million increased from the previous quarter, as well as the corresponding quarter of the prior year. Management fees from Kibali and Morila of $1.4 million were in line with the previous quarter and the corresponding quarter of the prior year. The increase from the prior quarter, as well as the corresponding quarter in 2017, is the result of a net operational foreign exchange gain of $7.1 million that was included in other income during the current quarter. These gains and losses arise from the settlement of invoices in currencies other than the US dollar, as well as the translation of balances denominated in currencies such as the CFA, euro and South African rand to the US dollar rate and reflects the movements in these currencies during the respective quarter.

Share of profits from equity accounted joint ventures was $13.8 million compared to share of profits from joint ventures of $13.7 million in the previous quarter and to share of losses of $5.2 million in Q1 2017. Kibali’s share of equity accounted joint venture profits was $12.7 million in the current quarter compared to a profit of $15.0 million in Q4 2017. Profit from mining (attributable) for Kibali for Q1 2018 was $48.0 million compared to a profit of $46.2 million in Q4 2017, reflecting higher gold sales and slightly improved recovery offset by higher cash costs. The share of profits from the Kibali joint venture is stated after depreciation of $39.4 million (Q4 2017: $28.3 million), foreign exchange losses of $0.3 million (Q4 2017: $1.3 million) and a deferred tax credit of $3.2 million (Q4 2017: $0.4 million). The foreign exchange losses are the result of the depreciation in the Congolese franc compared to the US dollar which negatively impacted the conversion of TVA (value added tax) balances owed to Kibali which are denominated in Congolese franc. The increase in the tax credit quarter on quarter was a result of a decrease in the deferred tax asset associated with tax losses/allowances carried forward.

Morila’s share of equity accounted joint venture profits increased to a profit of $0.9 million from a loss of $1.5 million in Q4 2017 and a loss of $0.2 million in Q1 2017, following tight cost control and improved throughput.

Income tax expense of $20.7 million was 24% lower than the charge in previous quarter (Q4 2017: $27.2 million) and decreased by 40% from the corresponding quarter in 2017, mainly due to decreased profits at Loulo, Gounkoto and Tongon.

Profit for the quarter of $66.5 million was down 24% from the previous quarter and 22% from the corresponding quarter of 2017. The movement quarter on quarter reflects the decrease in profit from mining, partially offset by the decreased depreciation and other charges during the quarter as explained above. The decrease from the corresponding quarter of 2017 mainly reflects the decrease in profit from mining.

Basic earnings per share decreased by 24% to $0.61 quarter on quarter (Q4 2017: $0.80), reflecting the lower profits. Compared to the corresponding quarter in 2017, basic earnings per share decreased by 18%.

Net cash generated from operating activities for the quarter of $64.0 million decreased by 61% from the previous quarter and by 52% from the corresponding quarter in 2017. The decrease quarter on quarter primarily reflects the movement in profits from operations as well as outstanding receipts for gold sold at the Loulo-Gounkoto complex at current quarter end ($29.7 million).

OPERATIONS

LOULO-GOUNKOTO COMPLEX

The combined quarterly gold production for the Loulo-Gounkoto complex was 144 056oz (Loulo 77 298oz and Gounkoto 66 758oz), is a decrease of 19% compared to the previous record quarter (Q4 2017: 177 565oz), mainly due to a drop in grade mined, with the overall feed grade being 3.8g/t as compared with 4.6g/t in the previous quarter. The decrease in grade resulted mainly from the sequencing of mining lower grade blocks at both Loulo and Gounkoto. Plant throughput and recovery remained in line with the previous quarter. The decrease in production resulted in a 15% increase in total cash cost per ounce to $693/oz (Q4 2017: $602/oz).

Sustainability

The complex continued its community development programme, with $0.7 million invested in projects. These included the construction of a school at Baboto, payment for a second batch of bursary programmes and construction of a new bus station in Djidian-Kenyeba. Both mines successfully obtained their ISO 14001 (2015 version) certification after conclusion of the transition audits. The agribusiness college continues to perform well and a new batch of 80 students were recruited and are currently being trained in the centre.

LOULO-GOUNKOTO COMPLEX RESULTS

	Quarter ended 31 Mar 2018	Quarter ended 31 Dec 2017	Quarter ended 31 Mar 2017	12 Months ended 31 Dec 2017
Mining
Tonnes mined (000)	9 805	9 129	7 482	34 965
Ore tonnes mined (000)	1 478	1 129	1 151	5 028
Milling
Tonnes processed (000)	1 273	1 268	1 163	4 918
Head grade milled (g/t)	3.8	4.6	5.4	5.0
Recovery (%)	93.4	93.8	92.4	92.7
Ounces produced	144 056	177 565	186 366	730 372
Ounces sold	144 690	174 495	186 006	723 438
Average price received ($/oz)	1 331	1 277	1 223	1 260
Cash operating costs[1] ($/oz)	614	526	459	468
Total cash costs[1] ($/oz)	693	602	532	543
Gold on hand at period end[2] ($000)	15 263	15 771	6 959	15 771
Profit from mining activity[1] ($000)	92 205	117 707	128 474	518 413
Gold sales[1] ($000)	192 547	222 811	227 507	911 452

1	Refer to explanation of non-GAAP measures provided.
2	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

LOULO

Two lost time injuries (LTIs) were recorded during the quarter with a lost time injury frequency rate (LTIFR) of 1.36 per million hours worked compared to zero LTIs and an LTIFR of zero in the previous quarter. No major environmental incident occurred during the quarter.

On a standalone basis, Loulo produced 77 298oz of gold (Q4 2017: 95 370oz) at total cash cost of $706/oz (Q4 2017: $604/oz). The decrease in production was mainly due to a decrease in head grade milled, while recovery remained in line. Total cash cost per ounce increased by 17% compared to the previous quarter on the back of the lower production. Mining of the new Baboto satellite pit was slightly delayed, with 101kt of ore at 2.5g/t mined during the quarter, but is now on track to support the complex with softer oxide ore feed.

Profit from mining of $49.0 million was 22% lower than the previous quarter as a result of the lower production and higher costs, notwithstanding the better average gold price received.

Capital expenditure

Total capital expenditure for Q1 2018 was $20.7 million, mainly in respect of underground development ($11.0 million), underground capital including grade control ($6.0 million) and ongoing surface capital ($3.7 million). Underground expenditure was focused on development at Yalea ($5.8 million) and Gara ($5.2 million) as well as Gara South drilling and Yalea conversion drilling ($1.7 million).

LOULO STANDALONE RESULTS

	Quarter ended 31 Mar 2018	Quarter ended 31 Dec 2017	Quarter ended 31 Mar 2017	12 Months ended 31 Dec 2017
Mining
Tonnes mined (000)	996	712	639	2 715
Ore tonnes mined (000)	746	707	632	2 684
Milling
Tonnes processed (000)	639	656	598	2 576
Head grade milled (g/t)	4.0	4.8	5.9	5.7
Recovery (%)	93.4	93.8	92.4	92.6
Ounces produced	77 298	95 370	105 339	437 255
Ounces sold	78 353	93 425	104 998	432 464
Average price received ($/oz)	1 331	1 276	1 223	1 260
Cash operating costs[1] ($/oz)	626	527	468	460
Total cash costs[1] ($/oz)	706	604	541	535
Gold on hand at period end[2] ($000)	9 295	9 728	3 802	9 728
Profit from mining activity[1] ($000)	48 972	62 805	71 653	313 491
Gold sales[1] ($000)	104 250	119 214	128 447	544 941

Randgold owns 80% of Société des Mines de Loulo SA (Loulo) and the State of Mali owns 20%. Randgold has funded the whole investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.
Randgold consolidates 100% of Loulo and shows the non-controlling interest separately.
1	Refer to explanation of non-GAAP measures provided.
2	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Loulo underground

Loulo underground ore production was 9% lower than the previous quarter following an increased focus on underground ore in Q4 2017. Development was only slightly lower than the previous quarter due to some power outages during the month of February, which impacted the total development in both mines. The mine is investigating the upgrade of the older and smaller power units with larger more efficient, medium speed engines over the coming year to increase generation capacity and ensure the base load power is low cost. In the short term the mine has brought in some additional rental power units to stabilise supply and eliminate the outages. Total volume of backfill was lower than planned following a temporary shortage of slag during January as well as the power outages mentioned above. The delayed backfill activities impacted the ore grade mined as it necessitated a rescheduling of mining to areas with slightly lower grade.

The Gara striker belt project, which aims to bypass problematic ore passes and improve extraction efficiency, started during the month of March and is expected to be completed in Q2.

LOULO UNDERGROUND RESULTS

	Quarter ended 31 Mar 2018	Quarter ended 31 Dec 2017	Quarter ended 31 Mar 2017	12 Months ended 31 Dec 2017
YALEA
Ore tonnes mined	361 283	383 139	362 898	1 502 269
Development metres	1 474	1 314	1 710	6 187
GARA
Ore tonnes mined	283 727	324 284	268 801	1 181 286
Development metres	1 566	1 790	1 909	7 507

Loulo mineral resource and ore reserve update

Loulo measured and indicated mineral resources, net of depletion, were unchanged with inferred resources slightly down from last year. Ore reserves were unchanged from 2016, net of depletion. This was as a result of infill drilling on both Gara Far South Extension and Yalea South offsetting the depletion from mining and the sale of Baboto North, to Endeavour’s subsidiary, Mines de Kofi SA, allowing the deposit to be mined as a single entity from the north.

Further resource extension on Yalea is underway to define the southerly extension of the high grade shoot and convert to inferred resource during 2018. The mine is currently reviewing the optimal approach for infill drilling and reserve conversion from either footwall exploration drives or infill drilling from surface.

The mineral resource and ore reserve base for Loulo at the end of 2017, with a comparison to figures at the end of 2016, is tabulated below:

LOULO MINERAL RESOURCES AND ORE RESERVES

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold[3] (Moz)
at 31 December	Category	2017	2016	2017	2016	2017	2016	2017	2016
MINERAL RESOURCES[1]
Stockpiles	Measured	1.7	1.7	1.6	1.7	0.086	0.093	0.068	0.075
Open pits	Measured	1.9	2.1	2.7	2.7	0.17	0.18	0.13	0.14
	Indicated	6.9	8.9	3.1	2.8	0.69	0.80	0.55	0.64
	Inferred	2.5	2.9	3.3	3.0	0.27	0.29	0.21	0.23
Underground	Measured	17	20	5.0	5.3	2.7	3.3	2.1	2.7
	Indicated	26	21	5.2	5.2	4.3	3.5	3.4	2.8
	Inferred	10	12	4.1	4.0	1.3	1.6	1.0	1.3
TOTAL MINERAL RESOURCES	Measured and indicated	53	53	4.6	4.6	7.9	7.9	6.3	6.3
	Inferred	12	15	3.9	3.8	1.6	1.9	1.3	1.5
ORE RESERVES[2]
Stockpiles	Proved	1.7	1.7	1.6	1.7	0.086	0.093	0.068	0.075
Open pits	Proved	1.5	-	2.4	-	0.12	-	0.093	-
	Probable	3.9	6.9	3.9	3.2	0.48	0.71	0.39	0.57
Underground	Proved	8.8	12	5.0	5.1	1.4	2.0	1.1	1.6
	Probable	20	16	4.8	4.8	3.1	2.4	2.5	1.9
TOTAL ORE RESERVES	Proved and probable	36	37	4.5	4.5	5.2	5.3	4.1	4.2

1	Open pit mineral resources are the insitu mineral resources falling within the $1 500/oz pit shell reported at an average cut-off of 0.7g/t. Underground mineral resources are those insitu mineral resources of the Yalea and Gara deposits that fall below the design pits and are reported at a cut-off of 2.04g/t for Yalea and 1.89g/t for Gara. All Loulo mineral resources were generated by Timothee Sogoba, an officer of the company, under the supervision of Simon Bottoms, an officer of the company and competent person.
2	Open pit ore reserves are reported at a gold price of $1 000/oz and an average cut-off of 1.1g/t and include dilution and ore loss factors. Open pit ore reserves were estimated by Shaun Gillespie, an officer of the company and competent person. Underground ore reserves are reported at a gold price of $1 000/oz and a cut-off of 2.6g/t for Yalea underground and 2.4g/t for Gara underground and include dilution and ore loss factors. Underground ore reserves were estimated by Andrew Fox, an external consultant and competent person.
3	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 80% interest in Loulo.

Mineral resources and ore reserve numbers are reported as per JORC 2012 and as such are reported to the second significant digit. All mineral resources tabulations are reported inclusive of that material which is then modified to form ore reserves. Refer to the comments and disclaimer in this report.

GOUNKOTO

No LTIs were recorded during the quarter, with an LTIFR of zero, in line with the previous quarter. There was also no major environmental incident during the quarter.

On a standalone basis, Gounkoto produced 66 758oz of gold (Q4 2017: 82 195oz) at a total cash cost per ounce of $679/oz (Q4 2017: $601/oz), following a drop in production. As with Loulo, the decrease in production was mainly due to a decrease in ore grade, in line with the scheduled mining plan, with overall feed grade down to 3.5g/t from 4.5g/t in the previous quarter, partially offset by a 4% increase in throughput, while the recovery remained in line. Total cash cost per ounce increased by 13% compared to the previous quarter on the back of the decreased production.

Profit from mining for the quarter of $43.2 million was lower than the previous quarter (Q4 2017: $54.9 million), reflecting the lower gold production and higher cost of production, partially offset by the higher average gold price received.

Capital expenditure

Total capital expenditure for Q1 was $5.8 million, primarily relating to mining fleet rebuild activities ($4.4 million) and deferred stripping ($1.2 million) in the pit.

GOUNKOTO STANDALONE RESULTS

	Quarter ended 31 Mar 2018	Quarter ended 31 Dec 2017	Quarter ended 31 Mar 2017	12 Months ended 31 Dec 2017
Mining
Tonnes mined (000)	8 809	8 417	6 842	32 250
Ore tonnes mined (000)	732	422	519	2 344
Milling
Tonnes processed (000)	634	612	565	2 343
Head grade milled (g/t)	3.5	4.5	4.8	4.2
Recovery (%)	93.4	93.8	92.4	92.8
Ounces produced	66 758	82 195	81 027	293 117
Ounces sold	66 337	81 070	81 008	290 973
Average price received ($/oz)	1 331	1 278	1 223	1 260
Cash operating costs[1] ($/oz)	599	524	448	480
Total cash costs[1] ($/oz)	679	601	521	555
Gold on hand at period end[2] ($000)	5 968	6 043	3 157	6 043
Profit from mining activity[1] ($000)	43 233	54 902	56 821	204 922
Gold sales[1] ($000)	88 296	103 597	99 060	366 510

Randgold owns 80% of Société des Mines de Gounkoto SA (Gounkoto) and the State of Mali 20%. Randgold consolidates 100% of Gounkoto and shows the non-controlling interest separately.
1	Refer to explanation of non-GAAP measures provided.
2	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Gounkoto mineral resource and ore reserve update

Total Gounkoto mineral resources decreased as a result of depletion which was partially offset by a gain in ounces from grade control drilling in the Shear Dilation zone. Ore reserves similarly decreased, net of depletion, as a result of the same factors.

The mineral resource and ore reserve base for Gounkoto at the end of 2017, with a comparison to figures at the end of 2016, is tabulated below:

GOUNKOTO MINERAL RESOURCES AND ORE RESERVES

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold[3] (Moz)
at 31 December	Category	2017	2016	2017	2016	2017	2016	2017	2016
MINERAL RESOURCES[1]
Stockpiles	Measured	1.8	1.7	2.0	2.2	0.11	0.12	0.089	0.099
Open pits	Measured	5.4	6.2	4.3	4.1	0.75	0.83	0.60	0.66
	Indicated	18	18	4.0	4.1	2.3	2.4	1.9	1.9
	Inferred	1.4	1.5	2.3	2.2	0.11	0.11	0.085	0.084
Underground	Measured	-	-	-	-	-	-	-	-
	Indicated	3.0	3.0	5.7	5.9	0.56	0.56	0.45	0.45
	Inferred	2.6	2.7	3.5	3.6	0.29	0.31	0.23	0.25
TOTAL MINERAL RESOURCES	Measured and indicated	28	29	4.1	4.2	3.7	3.9	3.0	3.1
	Inferred	4.0	4.2	3.1	3.1	0.40	0.42	0.32	0.33
ORE RESERVES[2]
Stockpiles	Proved	1.8	1.7	2.0	2.2	0.11	0.12	0.089	0.099
Open pits	Proved	4.4	5.1	4.7	4.5	0.66	0.74	0.53	0.59
	Probable	12	12	4.6	4.6	1.8	1.8	1.4	1.5
Underground	Probable	2.2	2.2	6.1	6.1	0.42	0.42	0.34	0.34
TOTAL ORE RESERVES	Proved and probable	20	21	4.6	4.6	3.0	3.1	2.4	2.5

1	Open pit mineral resources are the insitu mineral resources falling within the $1 500/oz pit shell reported at an average cut-off of 0.80g/t. Underground mineral resources are those insitu mineral resources below the $1 500/oz pit shell reported at cut-off of 2.0g/t. All Gounkoto mineral resources were generated by Sekou Diallo, an officer of the company, under the supervision of Simon Bottoms, an officer of the company and competent person.
2	Open pit ore reserves are reported at a gold price of $1 000/oz at an average cut-off of 1.1g/t and include both dilution and ore loss factors. Open pit ore reserves were estimated by Shaun Gillespie, an officer of the company and competent person. Underground ore reserves are reported at a gold price of $1 000/oz and a cut-off of 3.0g/t, and include dilution and ore loss factors. Underground ore reserves were estimated by Apolinary Lyambiko, an officer of the company, under the supervision of Rodney Quick, an officer of the company and competent person.
3	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 80% interest in Gounkoto

Mineral Resources and ore reserve numbers are reported as per JORC 2012 and as such are reported to the second significant digit. All mineral resource tabulations are reported inclusive of that material which is modified to form ore reserves. Refer to the comments and disclaimer in this report.

MORILA

Morila recorded one LTI during the quarter, resulting in an LTIFR of 2.14 (Q4 2017: zero). No major environmental incident occurred during the quarter.

Gold production for the quarter amounted to 18 257oz, a decrease of 25% compared to the previous quarter (Q4 2017: 24 434oz), with lower grade and recovery partially offset by slightly higher throughput. Mining of the Domba satellite pit was completed in February as per plan and, following this, the main feed source for the quarter was the lower grade tailings storage facility (TSF) material.

The de-capping operation continued and 2 040kt of waste material was hydro sluiced to the pit.

Total cash costs for the quarter was $969/oz, a 1% increase compared to the previous quarter (Q4 2017: $959/oz), reflecting the lower grade and production, partially offset by tighter cost control.

The environmental permit for the Ntiola-Viper project has been granted to Morila and the requisite documents for the extension of Morila’s mining permit have been filed. The application has been approved by the Minister of Mines and is now subject to final decree by the Prime Minister.

Sustainability

As mentioned above, no major environmental incidents occurred and the mine has obtained the updated ISO 14001:2015 certification after addressing all findings raised during the transition audit.

The government endorsement of the Morila agripole project is in process, with the Minister of Mines having sent a letter to the different governmental departments, as requested by the Prime Minister’s cabinet, to obtain their individual endorsements of the project.

Capital expenditure

Capital expenditure of $0.7 million for the quarter relates to the Ntiola-Viper project.

MORILA RESULTS

	Quarter ended 31 Mar 2018	Quarter ended 31 Dec 2017	Quarter ended 31 Mar 2017	12 Months ended 31 Dec 2017
Mining
Tonnes mined (000)	1 299	1 722	-	2 291
Ore tonnes mined (000)	223	440	-	502
TSF material processed (000)	994	743	1 420	4 940
Milling
Tonnes processed (000)	1 253	1 122	1 434	5 453
Head grade milled (g/t)	0.6	0.8	0.6	0.6
Recovery (%)	71.5	82.1	57.5	67.2
Ounces produced	18 257	24 434	13 569	70 019
Ounces sold	21 350	22 553	13 767	67 812
Average price received ($/oz)	1 329	1 283	1 236	1 269
Cash operating costs[1] ($/oz)	890	882	1 000	911
Total cash costs[1] ($/oz)	969	959	1 074	988
Profit from mining activity[1] ($000)	7 674	7 304	2 231	19 108
Attributable (40%)
Gold sales[1] ($000)	11 348	11 571	6 808	34 429
Ounces produced	7 303	9 774	5 428	28 008
Ounces sold	8 540	9 021	5 507	27 125
Profit from mining activity[1] ($000)	3 069	2 922	892	7 643
Gold on hand at period end[2] ($000)	484	2 040	761	2 040

Randgold owns 40% of Société des Mines de Morila SA (Morila) with the State of Mali and joint venture partner owning 20% and 40% respectively. The group equity accounts for its 40% joint venture holding in Morila.

1	Refer to explanation of non-GAAP measures provided.
2	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Morila mineral resource and ore reserve update

Morila reserves currently comprise TSF material of 10Mt at 0.54g/t for 179koz with the remaining ore from the Domba satellite pit of 293kt @ 1.3g/t for 13koz, having been depleted in Q1 2018. The TSF retreatment is forecast to continue until Q1 2020.

Scheduling of mining at the near mine deposits of Ntiola and Viper will be completed during 2018, and are subject to the decree by the Prime Minister confirming the extension of the Morila permit.

The mineral resource and ore reserve base for Morila at the end of 2017, with a comparison to figures at the end of 2016, is tabulated below:

MORILA MINERAL RESOURCES AND ORE RESERVES

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold[3] (Moz)
at 31 December	Category	2017	2016	2017	2016	2017	2016	2017	2016
MINERAL RESOURCES[1]
Stockpiles	Measured	-	-	-	-	-	-	-	-
Open pits	Indicated	0.25	0.52	1.6	3.2	0.013	0.054	0.0052	0.022
	Inferred	-	-	-	-	-	-	-	-
TSF	Measured	16	-	0.51	-	0.26	-	0.10	-
	Indicated	-	21	-	0.53	-	0.36	-	0.14
	Inferred	0.94	0.94	0.45	0.45	0.014	0.014	0.0055	0.055
TOTAL MINERAL RESOURCES	Measured and indicated	16	22	0.53	0.59	0.27	0.41	0.11	0.17
	Inferred	0.94	0.94	0.45	0.45	0.014	0.014	0.0055	0.0055
ORE RESERVES[2]
Stockpiles	Proved	-	-	-	-	-	-	-	-
Open pits	Probable	0.29	-	1.3	-	0.013	-	0.0051	-
TSF	Probable	10	15	0.54	0.55	0.18	0.27	0.071	0.11
TOTAL ORE RESERVES	Proved and probable	11	15	0.56	0.55	0.19	0.27	0.077	0.11

1	Open pit mineral resources are those located within the $1 500/oz pit shell reported at a cut-off of 0.46g/t. TSF mineral resources are reported at a $1 500/oz cut-off of 0.33g/t. Open pit and TSF mineral resources were generated by Jonathan Kleynhans, an external consultant and competent person.
2	TSF ore reserves are reported at a $1 000/oz cut-off grade of 0.49g/t. Ore reserves were estimated by Shaun Gillespie, an officer of the company and competent person.
3	Attributable gold (Moz) refers to the quantity attributed to Randgold based on its 40% interest in Morila.

Mineral resource and ore reserve numbers are reported as per JORC 2012 and as such are reported to the second significant digit. All mineral resource tabulations are reported inclusive of that material which is then modified to form ore reserves. Refer to the comments and disclaimer in this report.

TONGON

No LTIs occurred in Q1 2018 with an LTIFR of zero (Q4 2017: zero). No major environmental incident occurred during Q1 2018.

Tongon produced 58 155oz of gold in Q1 2018, down 25% from the previous quarter (Q4 2017: 77 389oz) as a result of work stoppages due to industrial action, primarily relating to employees of the mining subcontractor, ToMi, but which also impacted other areas of the operation. The industrial action resulted in 22% fewer ore tonnes being fed to the mills and also resulted in a low plant run time of 75.3% compared to 91.2% in Q4 2017. Head grade milled of 2.4g/t was slightly down from the previous quarter following the addition of low grade scats to augment the lower plant feed. However, recovery increased by 1% compared to the prior quarter, partially offsetting the lower throughput.

Total cash cost per ounce increased by 18% to $774/oz (Q4 2017: $658/oz), on the back of the lower production and decrease in gold ounces sold.

The grid to generated power ratio was 83:17 for Q1 2018 compared to 85:15 in Q4 2017. Grid power instability increased from February and was mainly caused by voltage and frequency fluctuations experienced on the international power line between Côte d’Ivoire, Mali, Burkina Faso and Ghana, as well as the frequent overheating and tripping of the 70MW transformer at the substation in Bouaké. The mine partially mitigated the impact of the grid power instability by increasing the usage of its diesel generated power units via the new double bus bar system to keep the plant in operation. The completion of the 225kV Laboa/Boundiali/Ferkessedougou ring main project, which is scheduled to be completed by the end of September, should result in a more stable grid power supply to the mine.

Profit from mining activity decreased by 34% from the previous quarter to $33.8 million, reflecting lower revenue as a result of lower production as detailed above, despite a higher average gold price received of $1 332/oz.

TONGON RESULTS

	Quarter ended 31 Mar 2018	Quarter ended 31 Dec 2017	Quarter ended 31 Mar 2017	12 Months ended 31 Dec 2017
Mining
Tonnes mined (000)	3 385	6 436	5 449	24 536
Ore tonnes mined (000)	561	1 224	1 146	4 334
Milling
Tonnes processed (000)	891	1 140	1 033	4 360
Head grade milled (g/t)	2.4	2.5	2.4	2.5
Recovery (%)	84.7	83.7	83.7	83.8
Ounces produced	58 155	77 389	67 220	288 680
Ounces sold	60 612	82 596	72 673	292 322
Average price received ($/oz)	1 332	1 281	1 227	1 262
Cash operating costs[1] ($/oz)	734	620	592	638
Total cash costs[1] ($/oz)	774	658	629	676
Gold on hand at period end[2] ($000)	-	3 188	804	3 188
Profit from mining activity[1] ($000)	33 809	51 465	43 514	171 202
Gold sales[1] ($000)	80 731	105 807	89 205	368 765

Randgold owns 89.7% of Société des Mines de Tongon SA (Tongon) with the State of Côte d’Ivoire and outside shareholders owning 10% and 0.3% respectively. Randgold consolidates 100% of Tongon and shows the non-controlling interest separately.

1	Refer to explanation of non-GAAP measures provided.
2	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Sustainability

The mine continued with its key community projects. Equipment for the Mbengue village surgical unit has been sourced and is expected to arrive on site in Q2 2018. The construction of the Tongon water tower, in partnership with the government, is progressing according to plan, and all associated services to the water tower have been completed.

Seven new projects have been selected by the community for 2018 at an estimated cost of $370 000, focusing on health, water supply and education, with emphasis on nursery and secondary school construction. Other projects include upgrading the Tongon-Korhogo road, health centre maintenance and educational support for the Korhogo community.

The agribusiness project development continued with 1 919 broilers, 20 250 eggs and 287t of maize produced in Q1.

The mine is also advanced in transiting its environmental management system to the new ISO 14001:2015 certificate, which is scheduled for auditing in Q2 2018.

Capital expenditure

Total capital expenditure for the quarter amounted to $4.0 million (Q4 2017: $5.5 million) primarily on fleet rebuild activities, an 8MW mill motor upgrade, improvements to the IT network and exploration activities.

Tongon mineral resource and ore reserve update

During 2017, feasibility studies were completed on the Seydou South and Sekala satellite deposits within viable haulage distance to the Tongon plant. The studies have confirmed their viability at a $1 000/oz gold price and, together with 23koz gain from down dip grade control drilling in the main Tongon pits partially offset depletion from mining.

Sekala contributes 432kt @ 1.8g/t for 25koz of additional oxide ore reserve and Seydou South contributes 614kt @ 2.0g/t for 40koz of ore reserve.

A feasibility study on a third satellite, Tongon West, is currently underway and additional ounces are likely to be defined here during 2018.

With the capital of the Tongon mine paid off, opportunities to extend the main pits are being investigated.

Tongon mineral resource and ore reserve update mineral resource and ore reserve base for Tongon at the end of 2017, with a comparison to figures at the end of 2016, is tabulated below:

TONGON MINERAL RESOURCES AND ORE RESERVES

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold[3] (Moz)
at 31 December	Category	2017	2016	2017	2016	2017	2016	2017	2016
MINERAL RESOURCES[1]
Stockpiles	Measured	2.9	2.4	1.6	1.4	0.15	0.11	0.13	0.10
Open pits	Measured	5.1	5.6	2.7	2.8	0.44	0.51	0.39	0.45
	Indicated	16	15	2.6	2.6	1.3	1.3	1.2	1.1
	Inferred	2.8	5.6	2.5	2.5	0.22	0.46	0.20	0.41
Underground	Inferred	6.4	6.9	2.8	2.9	0.58	0.65	0.52	0.58
TOTAL MINERAL RESOURCES	Measured and indicated	24	23	2.5	2.5	1.9	1.9	1.7	1.7
	Inferred	9.2	13	2.7	2.8	0.80	1.1	0.72	1.0
ORE RESERVES[2]
Stockpiles	Proved	2.9	2.4	1.6	1.4	0.15	0.11	0.13	0.10
Open pits	Proved	4.1	5.0	2.5	2.6	0.34	0.42	0.30	0.37
	Probable	9.3	12	2.5	2.5	0.74	0.95	0.66	0.84
TOTAL ORE RESERVES	Proved and probable	16	19	2.3	2.4	1.2	1.5	1.1	1.3

1	Open pit mineral resources are the insitu mineral resources falling within the $1 500/oz pit shell reported at an average cut-off of 0.6g/t. Underground mineral resources are those insitu mineral resources below the NZ, $1 500/oz pit shell reported at a cut-off of 2.0g/t. All Tongon mineral resources were generated by Mamadou Ly, an officer of the company, under the supervision of Simon Bottoms, an officer of the company and competent person.
2	Open pit ore reserves are reported at a gold price of $1 000/oz at an average cut-off of 0.8g/t, and include both dilution and ore loss factors. Open pit ore reserves were estimated by Shaun Gillespie, an officer of the company and competent person.
.3	Attributable gold (Moz) refers to the quantity attributed to Randgold based on its 89.7% interest in Tongon.

Mineral resource and ore reserve numbers are reported as per JORC 2012 and as such are reported to the second significant digit. All mineral resource tabulations are reported inclusive of that material which is then modified to form ore reserves. Refer to the comments and disclaimer in this report.

KIBALI

One LTI was recorded in the quarter, with a corresponding LTIFR of 0.3, compared with two LTIs (LTIFR of 0.61) in the previous quarter. There was no major environmental incident during the quarter.

Kibali produced 171 948oz of gold in Q1 2018, up 2% from the last quarter and 22% from the same period in 2017. The continued ramp-up in underground, specifically the vertical shaft delivery enabled the higher production in line with the 2018 plan. Total cash cost per ounce increased by 12% to $735/oz, reflecting the higher planned strip ratios as the mine accessed the new Sessenge satellite pit, as well as the higher power costs associated with the increase in thermally generated power, during the seasonal low rainfall period, and reduction in hydropower availability.

Profit from mining activity increased to $106.6 million in the current quarter, reflecting the improved gold sales and higher gold price received.

Sustainability

Kibali continued its fourth-year in partnership with the Garamba National Park through the funding of further infrastructure development including additional bridges to facilitate ranger access to remote areas of the park. Community development during the quarter focused on education with teacher capacity building and youth vocational training programmes initiated. A community cocoa project was also introduced.

The Gorumbwa resettlement is nearing completion with the installation of solar power in the households being the final stage.

KIBALI RESULTS

	Quarter ended 31 Mar 2018	Quarter ended 31 Dec 2017	Quarter ended 31 Mar 2017	12 Months ended 31 Dec 2017
Mining
Tonnes mined (000)	7 862	8 878	10 154	36 522
Ore tonnes mined (000)	1 399	2 188	1 667	6 761
Milling
Tonnes processed (000)	1 994	2 004	1 921	7 619
Head grade milled (g/t)	3.1	3.1	2.8	2.9
Recovery (%)	85.8	84.7	81.1	83.4
Ounces produced	171 948	169 400	141 013	596 225
Ounces sold	179 079	164 589	158 706	604 667
Average price received ($/oz)	1 330	1 278	1 205	1 248
Cash operating costs[1] ($/oz)	685	613	782	720
Total cash costs[1] ($/oz)	735	654	839	773
Profit from mining activity[1] ($000)	106 642	102 660	58 137	287 676
Attributable (45%)
Gold sales[1] ($000)	107 188	94 624	86 083	339 683
Ounces produced	77 377	76 230	63 456	268 301
Ounces sold	80 586	74 065	71 418	272 100
Profit from mining activity[1] ($000)	47 981	46 197	26 162	129 454
Gold on hand at period end[2] ($000)	6 183	10 216	4 626	10 216

Randgold owns 45% of Kibali Goldmines SA (Kibali) with the Democratic Republic of Congo (DRC) State and joint venture partner owning 10% and 45% respectively. The group equity accounts for its 45% joint venture holding in Kibali.

1	Refer to explanation of non-GAAP measures provided.
2	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Underground performance

Underground mining produced 768kt of ore in Q1 2018 up 23% from the previous quarter. Ore delivery from the declines, decreased 45% to 278kt, in line with the plan to shift production from trucking to the higher efficiency vertical shaft, which has now reached stable operation. Ore tonnes hoisted through the vertical shaft increased by 313% quarter on quarter to 489kt. Kibali commissioned its automated materials handling system during the quarter and now has automated shaft and haulage level operation, facilitating the substantial increase in ore delivered from the shaft. Further optimisation of the system will continue in Q2 to ensure improved efficiencies.

KIBALI UNDERGROUND RESULTS

	Quarter ended 31 Mar 2018	Quarter ended 31 Dec 2017	Quarter ended 31 Mar 2017	12 Months ended 31 Dec 2017
Ore tonnes mined	767 509	623 493	322 988	1 786 608
Development metres	2 181	2 653	3 194	11 721

Capital expenditure

The intake works and river diversion for Azambi, the third new hydropower plant, have been completed with first power on schedule for mid-2018. Construction of the next phase of the TSF to provide additional capacity for carbon in leach (CIL) tails, progressed during the quarter and remains on schedule for completion in Q4 2018. Capital expenditure for the quarter amounted to $45.4 million, mainly related to underground development ($18.6 million), Azambi ($9.1 million), ongoing capital including the TSF expansion ($11.0 million) as well as recognition of a deferred stripping asset ($6.2 million).

Kibali mineral resource and ore reserve update

The KCD, Pakaka, Kombokolo, Pamao, Gorumbwa and Sessenge resource models were updated during the year with additional data, principally from grade control drilling and updated geological modelling. Resource definition drilling identified gains in the Sessenge and KCD push back 3, which helped offset depletion from mining, bringing these pits forward in the mine plan.

Throughout 2017, extensive underground grade control drilling and mapping has continued underground in preparation for production ramp-up during 2018. This resulted in significant increases in high confidence measured material with conversion drilling. The results of the drilling has predominantly confirmed the models, but with some changes in the deepest down plunge lodes including 9105 lode.

During 2018, the drilling programmes are planned to shift focus to define orebody extensions and mineral resource expansion with drilling on the 275L underground exploration drive planned to commence in August, to test the down plunge extensions of the 3000 and 5000 Lodes. Further surface programmes are planned to test the 3000 up plunge extension potential and economic viability of expanding the north side of the KCD pit.

The mineral resource and ore reserve base for Kibali at the end of 2017, with a comparison to figures at the end of 2016, is tabulated on the previous page.

KIBALI MINERAL RESOURCES AND ORE RESERVES

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold[3] (Moz)
at 31 December	Category	2017	2016	2017	2016	2017	2016	2017	2016
MINERAL RESOURCES[1]
Stockpiles	Measured	1.7	2.9	1.4	1.4	0.080	0.13	0.036	0.060
Open pits	Measured	8.7	6.9	2.6	2.4	0.73	0.52	0.33	0.24
	Indicated	39	49	2.1	2.1	2.6	3.3	1.2	1.5
	Inferred	22	21	1.8	1.9	1.3	1.3	0.59	0.57
Underground	Measured	12	7.6	5.6	3.4	2.1	0.83	1.0	0.37
	Indicated	65	68	3.6	4.1	7.6	9.0	3.4	4.0
	Inferred	22	25	2.8	2.7	2.0	2.2	0.91	1.0
TOTAL MINERAL RESOURCES	Measured and indicated	126	135	3.3	3.2	13	14	5.9	6.2
	Inferred	44	46	2.3	2.3	3.3	3.4	1.5	1.5
ORE RESERVES[2]
Stockpiles	Proved	1.7	2.9	1.4	1.4	0.080	0.13	0.036	0.060
Open pits	Proved	4.9	1.4	2.7	2.9	0.43	0.13	0.19	0.058
	Probable	16	25	2.3	2.1	1.2	1.7	0.54	0.77
Underground	Proved	12	-	5.0	-	2.0	-	0.89	-
	Probable	31	42	5.1	5.4	5.0	7.2	2.3	3.2
TOTAL ORE RESERVES	Proved and probable	66	71	4.1	4.0	8.7	9.2	3.9	4.1

1	Open pit mineral resources are the insitu mineral resources falling within the $1 500/oz pit shell reported at an average cut-off of 0.6g/t. Underground mineral resources in the KCD deposit are insitu mineral resources, that meet a cut-off of 1.6g/t within a minimum mineable stope shape, reported at and a gold price of $1 500/oz. KCD mineral resources were generated by Simon West, an officer of the company, under the supervision of Simon Bottoms, an officer of the company and competent person. Mineral resources for Pakaka and Gorumbwa were generated by Rolly Wassonga, an officer of the company, under the supervision of Simon Bottoms, an officer of the company and competent person.
2	Open pit ore reserves were reported at a gold price of $1 000/oz except KCD open pit which is reported inside a $1 100 pit design at an average cut-off of 1.0g/t, and include both dilution and ore loss factors. Open pit ore reserves were estimated by Nicholas Coomson, an officer of the company and competent person. Underground ore reserves are reported at a gold price of $1 000/oz and a cut-off of 2.5g/t and include dilution and ore loss factors. Underground ore reserves were estimated by Andrew Fox, an external consultant and a competent person.
3	Attributable gold (Moz) refers to the quantity attributed to Randgold based on its 45% interest in Kibali gold mine.

Mineral resource and ore reserve numbers are reported as per JORC 2012 and as such are reported to the second significant digit. All mineral resource tabulations are reported inclusive of that material which is then modified to form ore reserves. Refer to the comments and disclaimer in this report.

DEVELOPMENT PROJECTS

SENEGAL

Massawa feasibility project

The Massawa feasibility project progressed during the quarter. Resource reverse circulation drilling of the Central Zone (CZ) orebody progressed with 80% of the drilling now complete. Results to date are confirming very high grades within the southern half of the orebody where porphyritic intrusives are spatially coincident with the vein hosted high grade mineralisation. Drilling is on track to be completed by the end of May 2018. Final results, modelling and optimisations are planned for completion by mid-2018.

Results from the third of four CZ pilot plant campaigns were completed and show an 83% overall gravity and leach recovery with a very high gravity recovery component of 50%. The back-calculated grade from the 3.7t pilot plant sample has again returned higher grade than the resource model generated prior to the infill reverse circulation drilling. Together with the recent geological modelling, the results from the pilot plant test runs confirm an increase in grade and reduction of volume of the ore lodes with the increased definition drilling. The gains in grade are attributed to the large proportion of coarse gold component which is better represented in the larger sample size. The fourth pilot plant campaign is expected to be completed in Q2 2018 and should assist in defining the transition to the more refractory ores in the north of the CZ.

The final phase of float optimisation work on Northern Zone (NZ) ore has been completed, confirming float recoveries of ~95%. The concentrate produced is now in the final phase of BIOX® variability testwork which will evaluate various grades and blends of ores from different concentrates.

Sterilisation drilling and satellite exploration also continued during the quarter, together with environmental, social, hydrological and ground water testwork. For the ESIA, a combined ground and aerial survey was undertaken over the Niokolo-Koba Park with preliminary findings indicating the presence of characteristic game, except for elephants.

An inter-ministerial meeting was held with the Senegalese government in April to update the various government departments on the progress of the project. Input and guidance from government was taken on board and will be incorporated into the current work programme to ensure a complete feasibility study is submitted.

Outstanding items required for the completion of the feasibility study include the infill drilling of the CZ, metallurgical testwork focused on the completion of the pilot plant tests (Whole Ore Leach and BIOX®), resource and reserve updates together with, pre-mining dewatering modelling, tailings disposal, water management and pollution control designs. Finalisation of the ESIA will be completed based on the results of the above. Completion of this work should facilitate us in making a final development decision, which is still anticipated later this year.

Massawa mineral resource and ore reserve update

Following a significant feasibility drill conversion programme, ore reserves increased by 4% to 2.7Moz reflecting the addition of Delya with a reserve of 596kt @ 4.78g/t for 91.6koz and Sofia North contributing 1.9Mt @ 2.9g/t for 138koz.

Total mineral resources at the end of 2017 stand at 36Mt at 3.4g/t for 3.9Moz, reflecting a drop in tonnes with slightly higher grade year on year, on the back of the resource conversion drilling.

Additional resource definition drilling is underway on the satellite targets of KB and Kaviar adjacent to the Central Zone.

The mineral resource and ore reserve base for Massawa at the end of 2017, with a comparison to figures at the end of 2016, is tabulated below:

MASSAWA MINERAL RESOURCES AND ORE RESERVES

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold[3] (Moz)
at 31 December	Category	2017	2016	2017	2016	2017	2016	2017	2016
MINERAL RESOURCES[1]
Open pits	Measured	-	0.54	-	5.5	-	0.095	-	0.079
	Indicated	24	19	3.8	4.0	2.9	2.5	2.4	2.0
	Inferred	10	20	2.3	2.6	0.79	1.6	0.66	1.4
Underground	Inferred	1.4	1.1	4.5	4.9	0.20	0.17	0.17	0.14
TOTAL MINERAL RESOURCES	Measured and indicated	24	20	3.8	4.0	2.9	2.6	2.4	2.1
	Inferred	12	21	2.6	2.7	0.99	1.8	0.82	1.5
ORE RESERVES[2]
Open pits	Probable	23	19	3.6	4.3	2.7	2.6	2.2	2.2
TOTAL ORE RESERVES	Proved and probable	23	19	3.6	4.3	2.7	2.6	2.2	2.2

1	Open pit mineral resources are reported as the insitu mineral resources falling within the $1 500/oz pit shell reported at an average cut-off of 0.8g/t. Underground mineral resources are those insitu mineral resources below the $1500/oz pit shell of the NZ 2 deposit reported at a 2.3g/t cut-off. All Massawa mineral resources were generated by Simon Bottoms and Rodney Quick, both officers of the company and competent persons.
2	Open pit ore reserves are reported at a gold price of $1 000/oz and an average cut-off of 1.1g/t, and include both dilution and ore loss factors. Open pit ore reserves were estimated by Shaun Gillespie, an officer of the company and competent person.
3	Attributable gold (Moz) refers to the quantity attributed to Randgold based on its 83.25% interest in Massawa.

Mineral resource and ore reserve numbers are reported as per JORC 2012 and as such are reported to the second significant digit. All mineral resource tabulations are reported inclusive of that material which is then modified to form ore reserves. Refer to the comments and disclaimer in this report.

EXPLORATION ACTIVITIES

Results from exploration this quarter further reinforce the potential for additional ounces at Massawa, Kibali and Loulo while new results from Nafoun East at Tongon confirm the potential to discover new satellite deposits on prospective structures. The team continues to generate and turn over targets in the base of the resource triangle to maintain a solid pipeline of projects.

MALI

Loulo

In the south of Yalea, 10 advanced grade control drillholes completed during the quarter confirmed the high grade mineralisation in the Yalea Far South Extension (YFSE) target with the holes averaging a true width of 8.8m @ 12.5g/t. Drilling at YFSE continues while conversion drilling at depth in the central portion of Yalea has begun to test mineralisation below the existing block model. At Loulo 3, a total of 10 holes were completed to define the plunge extensions of the MZ2 shoot which has an average width of 6.6m and extends down plunge over 450m. Infill drilling to deliver an inferred resource has been planned at 50m spacing and is scheduled to commence in Q2, pending a positive economic study on the updated model.

At the Gara West, PQ10SW and Waraba targets, a review of previous work has resulted in new geological models, which have generated near surface targets for scout drilling in Q2.

Gounkoto project

Drilling is underway on the remaining three targets generated from a gap analysis across the Gounkoto deposit. In the Domain Boundary Plunge target, the first hole testing confirmed the geological model and intersected strong disseminated to locally massive pyrite (5 – 15%) over 8.4m down hole. Initial observations to date show potential for the pit shell to extend deeper in this part of Gounkoto and drilling continues.

Follow-up RC drilling at Faraba North has identified near surface mineralisation hosted in four north-striking, moderately east dipping sub-parallel zones, the strongest of which has an average grade of 5.3g/t with dimensions of 300m strike length at an average width of 8.5m. The system remains open along strike to the north and south, and a conceptual pit optimisation to investigate the economic scope of the target is being completed prior to a decision on further drilling early in Q2. At Faraba West, diamond drilling confirmed the model for ‘Gounkoto style’ footwall mineralisation on the Domain Boundary. Along this structure, results of trenching have been integrated with geophysics and geology to generate targets along the northern and central portions of this major structure for scout drilling in Q2.

Bakolobi JV (Taurus Gold)

An RC programme following up from the good results reported last quarter to the south of Gamaye (19m @ 9.0g/t in GARC048 and 16m @ 3.0g/t in GARC050) failed to confirm the continuity and consistency of the high grade mineralisation but intersected massive pyrite associated with silica, chlorite and magnetite alteration over widths of 5m.

Trenching continued to test the strike extensions of both the Dioula West and Barala structures to the south. Trench BKTR035 has demonstrated continuity of Dioula West structure over a 3km strike length with an intersection of 17.3m @ 0.8g/t, including 4m @ 2.3g/t from altered quartzites and breccias.

While most recent work focused on advanced targets such as Dioula, Gamaye and the central-northern part of Koliguinda, gaps remain along the Koliguinda structure and additional structures in the permit are untested. The presence of extensive laterite cover, and transported Falémé gravels over large areas has subdued the soil geochemistry response and the best way forward to fully test the remaining targets is through the implementation of a shallow air core programme.

SENEGAL

Work around the Massawa deposit continues to focus on discovering additional ounces to lift the Massawa project reserve over 3Moz to enable a decision to progress the project to development to be taken this year.

Results from the Matiba target to the north of Sofia were weaker than expected and the target has been downgraded.

At the KB target, a 39 hole RC drilling programme has tested 2km of strike potential from ENE striking mineralisation at the western and northern margin of the Tinkoto Granite. At ENE-1, strong results have been returned from sub-vertical mineralised zones spatially associated with an ENE striking gabbro-basalt contact. Encouraging results returned to date include 16m @ 6.9g/t from 35m including 9m @ 11.6g/t from 39m (KBRC017), 17m @ 4.4g/t from 113m including 4m @ 12.0g/t from 123m (KBRC002), and 11m @ 10.2g/t from 4m including 5m @ 19.8g/t from 10m (KBRC018). The system is a low strain, vein stockwork in altered rocks and diamond drilling is in progress to confirm continuity and upgrade the geological model. At ENE-4, 1.2km to the north, an RC programme is currently testing 1km of strike potential of a north dipping mineralised lode that manifests at the contacts of a Gabbro and fine-grained sediment. Encouraging results so far include 27m @ 3.7g/t from 147m including 4m @ 8.1g/t from 153m, 2m @ 13.1g/t from 160m and 4m @ 5.0g/t from 164m (KBRC051) and further results are expected from the 300m strike tested.

At Kaviar, 1km to the NE of ENE-4 and N of the Tinkoto Granite, an initial two-hole RC drill programme tested an ENE striking and sub-vertical to north dipping shear that was confirmed over a 160m strike. Two mineralised trends were intersected, with significant RC results returning; 22m @ 2g/t from 102m including 6m @ 4.3g/t from 114m (KVRC001) and 13m @ 1.9g/t from 19m (KVRC002). Follow-up RC drilling is planned to test continuity over a 400m strike length.

At Delya South, an infill RC programme of 12 holes was drilled to bring a +3g/t panel of oxide mineralisation to a 200m drill spacing over an 800m strike. Results include 6m @ 8.7g/t from 42m (DLRC161), 6m @ 5.2g/t from 60m (DLRC150), 8m @ 4.8g/t (DLRC161) including 4m @ 9.1g/t from 58m and 14m @ 3.5g/t from 42m (DLRC155). An updated weighted average calculation indicates a potential for 32koz @ 3.5g/t at an average true width of 7m down to 25m VD. Surface mapping and trenching at Delya North to test the target structure over a 1.2km strike was also completed during the quarter. Results from four trenches are pending but 2-3g/t oxide material with an estimated potential of 30koz is estimated in the near surface oxides. Follow-up drilling is planned in Q2 to test this oxide target.

At Massawa, strong results this quarter from drilling on the Massawa Footwall lode to the east of the main orebody have shown it to be wider and higher grade than modelled. RC drilling results include: 19m @ 4.2g/t from 29m (MWRCGC1300); 22m @ 4.2g/t from 16m (MWRCGC1299); 17m @ 9.8g/t from 19m (MWRCGC1302); and 15m @ 7.9g/t from 10m (MWRCGC1301). This FW structure is open along strike over 400m, and is currently being drilled down to a 40m spacing. In addition to this upside, the mineralised structures beneath the existing RC drilling in the CZ pit are also a target for further drilling, as the existing sampling of these structures by diamond drilling is not representative.

CÔTE D’IVOIRE

Boundiali

At Fonondara, an infill programme including 22 RC holes and three DDH holes was completed to test the extension and plunges of the high grades on either sides of the best sections of Fonondara Main and North. Results from the first seven RC holes from the southern portion of Fonondara Main have been received and intersections include: FSRC027 - 14m @ 3.1g/t including 7m @ 5.0g/t (Main Ore); FSRC026 - 12m @ 4.7g/t including 3m @ 11g/t (Main Ore); FSRC025 - 12m @ 4.2g/t including 7m @ 5.7g/t (Main Ore); FSRC023 - 7m @ 3.0g/t (HW ore); FSRC023 - 7m @ 4.6g/t including 4m @ 6.9g/t (Main Ore); FSRC024 - 18m @ 4.3g/t including 10m @ 7.0g/t (Main Ore); FSRC021 - 9m @ 4.2g/t including 3m @ 9.7g/t (Main Ore). These results support the extension of the high grade lode identified in the initial drilling. They confirm the presence of a significant alteration system and have extended the high grade to 200m strike length and suggest that a wider high grade patch could be delineated in that area with additional drilling. The average width of the individual lodes on the main structures is 12m with a consistent grade of 3-4g/t. Models are being updated ahead of any further drilling.

At Sani, 17km along strike to the north of Fonondara, results from a widely spaced follow up RC programme did not confirm the southern continuity of the target towards the Fonondara shear. A scissor hole of the previous diamond hole SNDH003 (54.4m @ 1.2g/t including 9.45m @ 3.3g/t) confirmed the E dip of the mineralisation with 24m @ 2.2g/t from 48m, while an infill line between two of the three diamond holes previously completed on the target yielded positive results from SNRC022 (21m @ 1.2g/t including 4m @ 4.0g/t). Further drilling is required to infill the existing wide spaced drilling to confirm continuity over the 1.5km strike length of the target.

A review of the entire Fonondara structure with the reinterpretation of soil geochemistry using a new regolith interpretation is in progress. When combined with the new data from the helicopter VTEM survey currently being flown, a follow-up programme will be initiated on new and existing targets.

Mankono

During this quarter, work on the Gbongogo Main intrusive target consisted of diamond drilling to test the depth extension of the mineralised intrusive within the preliminary $1 000/oz pit shells to confirm the mineralisation to the base of the pit. The programme included seven holes and confirmed the northerly plunge and the size and shape of the intrusive. GBDDH020, drilling down the intrusive and perpendicular to the mineralised veins, intersected a significant veining density along most of the hole with an intersection of 422m @ 1.4g/t including higher grade zones of 185.50m @ 2.1g/t including 31m @ 3g/t from 20m, 20.1m @ 3.6g/t from 69m and 6.6m @ 7.4g/t from 132.3m. The intrusive is still open to the NE. A new pit optimisation is being run on the updated model. Additionally, the team has made significant progress in building the geological framework of the Sissedougou permit ahead of the planned airborne VTEM survey. The team has prioritised the 10km corridor between Gbongogo and Koban (on the Sissedougou Permit) where work this quarter has identified two additional mineralised ‘Gbongogo’ type intrusions. Trenching is in progress on these targets, while RC drilling at Gbongogo south is infilling between previous trenches and diamond holes. Results are pending.

Nielle

At Nafoun East, scoping RC drilling returned very positive results this quarter. Eight holes drilled on four sections to follow up on good trench results indicate there is a ~23m wide (true width) moderately northward plunging mineralised system with an average grade of 2.3g/t. Best results were returned from NERC003 (21m @ 2.9g/t including 6m @ 6.4g/t), NERC004 (22m @ 2.8g/t including 6m @ 5.9g/t) and NERC006 (49m @ 2.3g/t including 12m @ 3.4g/t and 13m @ 4.4g/t including 3m @ 9.6g/t). Preliminary bottle roll tests indicate high recoveries in the fresh rock above 90%. The system is observed over ~250m strike and is open to the north. Continued trenching aims to delineate the surface trace of the structure before more detailed drilling is planned. Two DDH holes which twin NERC004 and NERC006 are in progress at the end of the quarter to provide geological information for continued follow up.

Along strike from the Nafoun East target, positive results from litho sampling in a strongly silica altered unit coincident with interpreted structures ranged between 2.3g/t and 7.5g/t. The structures remain untested at depth or along strike to the north and south and the team is planning a shallow regional drilling programme to test these structures before the wet season.

DRC

Kibali

At KCD, the model of the 12000 lode based on previously reported deep drilling and surface work was completed and a drill programme designed to test the target at wide spaced intervals down plunge, was started. This programme is designed to test the footwall of the known KCD system and enable the geological modelling of ironstones interpreted to be present in the target, around which mineralisation is known to focus. The first hole drilled into the target tested the 12000 lode target 1.3km down plunge from surface mineralisation at Sessengue SW. The hole was a success, confirming the presence of a wide Ironstone unit with zones of typical KCD alteration and mineralisation below the 9000 lode. Results are pending. The model will be updated and further drilling is planned down plunge in Q2 as underground becomes accessible.

At Kalimva, a third phase (100m space between fences) of drilling was executed to better define the high grade shoots and close gaps along the 1.6km strike length of the mineralised system. Sixteen RC and two diamond holes were drilled over 10 fences. Observations support the down-dip continuity of the mineralisation underneath the felsic intrusive in the hanging wall. This drilling largely confirmed the existing model and the dimensions of the mineralised envelope which has an average width of 24m and average grade of 1.96g/t. The new model is being optimised with the aim of defining a pit shell which will extract 350 000oz of high grade mineralisation.

At Ikamva, immediately to the west of Kalimva, an RC fence was drilled (six holes) approximately 250m down plunge from the last fence within the conceptual $1 000/oz pit shell. The purpose of the drilling was to test the consistency of the modelled recumbent fold. Results returned encouraging intersections with a weighted average for the mineralisation envelope of 42m @ 2.3g/t which includes a high grade shoot with a weighted average intersection of 20.65m @ 4.4g/t. Results support the modelled shallow plunge of the mineralisation and an updated model is being optimised prior to a decision to drill out the target.

Zakitoko (20km from KCD) is one of the three targets in the KZ South trend and is located on the anomalous margin of the Watsa dome to the south of the Zambula target. The target is continuously anomalous over 7km and has the potential to contain plunging high grade shoots. Mapping and trenching have been in progress to test the continuity of the mineralised brecciated ferrugineous chert along the main shear. Grab and channel samples collected (almost 152 samples) at Zakitoko returned encouraging results with 30% returning values above 0.2g/t up to 8.8g/t in the brecciated chert. In the south of the target, lithosamples returned results of up to 1.8g/t in the metasediments away from the chert ridge indicating the potential for multiple mineralised structures to be investigated by auger drilling. Four trenches at 500m spacing were completed during the quarter. Observations from this work indicate a 70m wide zone of brecciated chert with moderate to strong limonite alteration and boxworks. Results are pending.

Ngayu JV (Loncor/Devon)

Results from trench NGTR0056 in the fold hinge at Golgotha returned 13m at 0.5g/t from 77m including 1m at 2.3g/t from 83m, followed by 2m at 0.7g/t from 84m, and 1m at 1.8g/t from 108m within a cherty BIF. Additional mineralisation is present in saddle reef lodes (up to 5.9g/t).

Anguluku Central features a structural framework similar to Golgotha. Flat to sub-horizontal fold hinges, plunging at 15 degrees to the ESE are observed at the contact between a cherty BIF with a basalt and are interpreted to be controls on the mineralisation. Adit wall sample NGWA0001 returned 3m @ 1.4g/t, 2m @ 1.2g/t and 0.3g/t, validating previous cherty BIF lithosamples (2.9g/t, 10.6g/t) sampled along the Anguluku River.

However, the challenge at Anguluku is that the mineralised target only outcrops sporadically where cut by the largest drainages. The target is located within the core of a gently plunging fold and is capped across most of the target by thick ironstone. As a result, trenching and surface sampling is only partially effective and a wide spaced, reconnaissance drilling programme is likely to be the only effective way to test the mineralisation. Randgold has a drill target in the NW of the belt in the KGL Isiro properties and the team is working towards building a critical mass of target prior to mobilising a drill rig to Ngayu. Meanwhile, fieldwork has started on priority targets in the prospective western extensions of the belt.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

$000	Unaudited quarter ended 31 Mar 2018	Unaudited quarter ended 31 Dec 2017	Unaudited quarter ended 31 Mar 2017	Audited 12 months ended 31 Dec 2017
REVENUES
Gold sales on spot	273 278	328 618	316 712	1 280 217
Total revenues	273 278	328 618	316 712	1 280 217
Share of profits/(losses) of equity accounted joint ventures	13 810	13 692	(5 217)	11 950
Other income	8 525	1 385	2 406	14 928
Total income	295 613	343 695	313 901	1 307 095
COST AND EXPENSES
Mine production costs	120 084	123 754	111 565	473 909
Movement in production inventory and ore stockpiles	(2 467)	3 498	2 102	(12 095)
Depreciation and amortisation	46 703	51 161	39 009	182 900
Other mining and processing costs	15 689	15 672	14 751	63 125
Mining and processing costs	180 009	194 085	167 427	707 839
Royalties	13 957	16 522	16 306	65 663
Exploration and corporate expenditure	15 802	12 172	10 908	47 785
Other expenses	-	7 865	-	7 865
Total costs	209 768	230 644	194 641	829 152
Finance income	1 972	3 082	769	6 018
Finance costs	(556)	(1 840)	(410)	(3 107)
Finance income/(costs) – net	1 416	1 242	359	2 911
Profit before income tax	87 261	114 293	119 619	480 854
Income tax expense	(20 741)	(27 206)	(34 695)	(145 807)
Profit for the period	66 520	87 087	84 924	335 047
Other comprehensive income
Share of equity accounted joint ventures other comprehensive loss	-	-	9	17
Total other comprehensive expense	-	-	9	17
Total comprehensive income	66 520	87 087	84 915	335 030
Profit attributable to:
Owners of the parent	57 537	75 459	69 818	278 017
Non-controlling interests	8 983	11 628	15 106	57 030
	66 520	87 087	84 924	335 047
Total comprehensive income attributable to:
Owners of the parent	57 537	75 459	69 809	278 000
Non-controlling interests	8 983	11 628	15 106	57 030
	66 520	87 087	84 915	335 030
Basic earnings per share ($)	0.61	0.80	0.74	2.96
Diluted earnings per share ($)	0.60	0.79	0.73	2.92
Average shares in issue (000)	94 292	94 125	93 944	94 055

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

$000	Unaudited at 31 Mar 2018	Audited at 31 Dec 2017	Unaudited at 31 Mar 2017
Assets
Non-current assets
Property, plant and equipment	1 572 820	1 577 284	1 563 987
Cost	2 703 984	2 661 745	2 504 557
Accumulated depreciation and amortisation	(1 131 164)	(1 084 461)	(940 570)
Long-term ore stockpiles	152 435	159 534	163 571
Trade and other receivables	55 052	55 052	-
Investments in equity accounted joint ventures	1 443 302	1 440 610	1 408 892
Other investments in joint ventures	50 226	50 109	37 945
Total investments in joint ventures	1 493 528	1 490 719	1 446 837
Total non-current assets	3 273 835	3 282 589	3 174 395
Current assets
Inventories and ore stockpiles	125 215	116 797	124 568
Trade and other receivables	212 517	184 275	236 795
Cash and cash equivalents	739 457	719 808	600 275
Total current assets	1 077 189	1 020 880	961 638
Total assets	4 351 024	4 303 469	4 136 033
Equity attributable to owners of the parent	3 771 793	3 706 355	3 576 599
Non-controlling interests	292 811	285 914	263 909
Total equity	4 064 604	3 992 269	3 840 508
Non-current liabilities
Loans from minority shareholders	2 765	2 765	2 765
Deferred tax	55 967	52 781	46 229
Provision for rehabilitation	55 738	55 738	55 455
Total non-current liabilities	114 470	111 284	104 449
Current liabilities
Trade and other payables	128 530	149 288	119 997
Current income tax payable	43 420	50 628	71 079
Total current liabilities	171 950	199 916	191 076
Total equity and liabilities	4 351 024	4 303 469	4 136 033

These results are presented as the first quarter ended 31 March 2018. They have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS) on a basis that is consistent with the accounting policies applied by the group in its audited consolidated financial statements for the year ended 31 December 2017, and which will form the basis of the 2018 annual report. No new or amended accounting standards effective for 2018 have had a significant impact on the group. This announcement has been prepared in compliance with IAS 34 - Interim Financial Reporting. These results do not include all the notes of the type normally included in an annual financial report. Accordingly, this condensed report is to be read in conjunction with the annual report for the year 31 December 2017, and any public announcements made by the group during the reporting period. While the information included in this announcement has been prepared in accordance with the recognition and measurement criteria of IFRS, this announcement does not itself contain sufficient information to comply with IFRS. The auditors’ report for the year ended 31 December 2017 was unqualified and did not include references to any matters which the auditor drew attention to by way of emphasis without qualifying their report.

Property, plant and equipment cost increased by $42.2 million for the three months ended 31 March 2018, and was mainly attributable to capital expenditure at the Loulo-Gounkoto complex of $28.1 million. Of this amount, $11.0 million was spent on the development of the Yalea and Gara underground mines, $9.7 million was spent on ongoing capital including the underground grade control and engineering upgrades and $5.8 million was spent at Gounkoto relating to ongoing capital, rebuild of assets and deferred stripping ($1.2 million). Ongoing capital expenditure at Tongon was $4.0 million, while $7.5 million was spent at the Massawa project during the quarter.

The group’s capital commitments (including its share of equity accounted joint ventures) at 31 March 2018 amounted to $56.2 million, with the majority relating to the Loulo-Gounkoto complex ($19.4 million), Kibali ($17.7 million attributable) and RAL 1 Limited ($16.0 million).

The long term ore stockpiles balance of $152.4 million decreased by $7.1 million against the balance at 31 December 2017 and relates to the portion of ore stockpiles at Loulo, Gounkoto and Tongon which are expected to be processed after more than one year, in line with the respective mine plans.

Investments in equity accounted joint ventures reflects the group’s share of its equity accounted investments, mainly Kibali as well as Morila, and the group’s asset leasing joint ventures. Other investments in joint ventures reflect the group’s loans advanced to the group’s asset leasing joint ventures.

The balances of $1.5 billion in total investment in joint ventures at 31 March 2018 was in line with the balances at 31 December 2017 and the movement in the quarter mainly reflects the group’s share of the profits from equity accounted joint ventures ($13.8 million) offset by dividends received in the quarter from joint ventures ($11.0 million).

Current inventories and ore stockpiles of $125.2 million increased by $8.4 million from the balances at 31 December 2017, mainly as a result of an increase in the balances of gold in process at the Loulo-Gounkoto complex and at Tongon as well as the movement of a portion of ore stockpiles from long term to short term in line with mine plans.

Trade and other receivables at 31 March 2017 of $212.5 million increased by 15% from the balances at 31 December 2017. This mainly reflects increases in trade balances at Loulo ($29.7 million) due to the timing of gold shipments at quarter end.

Included within non-current trade and other receivables are the portion of TVA balances at Loulo and Gounkoto that are expected to be recovered in more than one year.

The total outstanding refundable TVA balances in Mali amount to $128.8 million (31 December 2017: $121.4 million) and include 100% of the Loulo and Gounkoto TVA receivables and the attributable portion of the Morila TVA receivable of $6.7 million (31 December 2017: $7.0 million). Morila, Loulo and Gounkoto have the legal right, under the terms of their respective mining conventions, to offset other taxes payable to the State of Mali against these refundable TVA balances. Management continues to pursue the cash settlement of these TVA balances.

The group’s share of the TVA balance at Kibali amounted to $69.1 million (31 December 2017: $70.2 million) (at 45% attributable share). The Morila and Kibali TVA balances are included in the group’s investment in joint ventures line.

The group has received various tax claims from the State of Mali in respect of its Mali operations, which totalled $200.5 million at the end of the current quarter. Having taken professional advice, the group considers material elements of the claims to be without merit or foundation and is strongly defending its position in relation to these claims and following the appropriate legal process. Accordingly, no provision has been made for the material claims and the likelihood of a material outflow of economic benefits in respect of such claims is considered improbable under IFRS. Loulo, Gounkoto and Morila each has legally binding establishment conventions which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve these outstanding fiscal issues. During 2016, the group received payment demands in respect of these disputed amounts, and consequently the group paid tax advances to the State of Mali in the amount of $25.0 million, to ensure that it could continue to engage with the Malian authorities to resolve the tax disputes, noting that any amounts which were legally not due would be refunded. These amounts are shown in trade and other receivables.

The increase in cash of $19.6 million since 31 December 2017 largely reflects the strong operational cash flows from the Loulo-Gounkoto complex and the Tongon mine ($81.6 million combined) and dividends from equity accounted joint ventures ($11.0 million), partially offset by the group’s continued investment in capital expenditure in its subsidiaries ($42.2 million) and tax paid ($28.6 million).

This report has been prepared on a going concern basis as the directors believe that based on the company's current cash resources and facilities, projected operating cash flows and capital expenditure, the company will be able to meet its obligations at the prevailing gold price for the foreseeable future, a period of not less than 12 months from the date of this report.

Deferred tax of $56.0 million increased by 6% from the balance at 31 December 2017, mainly due to the effects of the Life of Mine (LoM) units of production depreciation adjustments at the Loulo-Gounkoto complex and at Tongon during the quarter.

Trade and other payables of $128.5 million decreased by 14% from the balance at 31 December 2017 of $149.3 million, mainly as a result of the decrease in supplier balances at Tongon and Gounkoto but offset by a slight increase at Loulo, due to the timing of payments of invoices.

Current income tax payable of $43.4 million decreased by 14% from the balances at 31 December 2017 due to corporate tax payments being made in March 2018 and lower profits during the quarter.

CONSOLIDATED CASH FLOW STATEMENT

$000	Unaudited quarter ended 31 Mar 2018	Unaudited quarter ended 31 Dec 2017	Unaudited quarter ended 31 Mar 2017	Audited 12 Months ended 31 Dec 2017
Profit after tax	66 520	87 087	84 924	335 047
Income tax expense	20 741	27 206	34 695	145 807
Profit before income tax	87 261	114 293	119 619	480 854
Share of losses/(profits) of equity accounted joint ventures	(13 810)	(13 692)	5 217	(11 950)
Adjustment for non-cash items	56 851	66 389	51 704	234 380
Effects of change in operating working capital items	(48 750)	21 806	(32 137)	(7 641)
Receivables	(27 972)	(34 052)	(12 963)	(44 417)
Inventories and ore stockpiles	(1 319)	19 938	(4 406)	7 402
Trade and other payables	(19 459)	35 920	(14 768)	29 374
Cash generated from operations	81 552	188 796	144 403	695 643
Dividends received from equity accounted joint ventures	11 000	4 000	-	4 000
Income tax paid	(28 578)	(29 400)	(11 292)	(151 845)
Net cash generated from operating activities	63 974	163 396	133 111	547 798
Additions to property, plant and equipment	(42 239)	(55 587)	(41 277)	(195 979)
Funds invested in equity accounted joint ventures	-	(7 296)	(4 184)	(30 915)
Loans repaid by equity accounted joint ventures	-	-	746	746
Net cash used by investing activities	(42 239)	(62 883)	(44 715)	(226 148)
Proceeds from issue of ordinary shares	-	-	33	277
Dividends paid to company’s shareholders	-	-	-	(94 046)
Dividends paid to non-controlling interests	(2 086)	(2 281)	(4 455)	(24 374)
Net cash used by financing activities	(2 086)	(2 281)	(4 422)	(118 143)
Net increase in cash and cash equivalents	19 649	98 232	83 974	203 507
Cash and cash equivalents at beginning of period	719 808	621 576	516 301	516 301
Cash and cash equivalents at end of period	739 457	719 808	600 275	719 808

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Number of ordinary shares	Share capital $000	Share premium $000	Other reserves[1] $000	Retained earnings $000	Total equity attributable to owners of parent $000	Non- controlling interests $000	Total equity $000
Balance - 31 Dec 2016 – audited	93 803 752	4 690	1 537 326	63 141	1 893 542	3 498 699	253 258	3 751 957
Share of other comprehensive income of joint ventures[1]	-	-	-	(9)	-	(9)	-	(9)
Other comprehensive income	-	-	-	(9)	-	(9)	-	(9)
Net profit for the period	-	-	-	-	69 818	69 818	15 106	84 924
Total comprehensive income for the period	-	-	-	(9)	69 818	69 809	15 106	84 915
Share-based payments	-	-	-	6 626	-	6 626	-	6 626
Share options exercised	500	-	33	-	-	33	-	33
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	9	(9)	-	-	-	-
Shares vested[2]	231 764	12	19 612	(18 192)	-	1 432	-	1 432
Non-controlling interest share of Gounkoto dividend	-	-	-	-	-	-	(4 455)	(4 455)
Balance - 31 Mar 2017 – unaudited	94 036 016	4 702	1 556 980	51 557	1 963 360	3 576 599	263 909	3 840 508
Balance - 31 Dec 2017 – audited	94 124 872	4 707	1 563 361	60 774	2 077 513	3 706 355	285 914	3 992 269
Share of other comprehensive income of joint ventures[1]	-	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	-
Net profit for the period	-	-	-	-	57 537	57 537	8 983	66 520
Total comprehensive income for the period	-	-	-	-	57 537	57 537	8 983	66 520
Share-based payments	-	-	-	6 486	-	6 486	-	6 486
Share options exercised	-	-	-	-	-	-	-	-
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	-	-	-	-	-	-
Shares vested[2]	290 274	15	23 521	(22 121)	-	1 415	-	1 415
Non-controlling interest share of Gounkoto dividend	-	-	-	-	-	-	(2 086)	(2 086)
Balance – 31 Mar 2018 – unaudited	94 415 146	4 722	1 586 882	45 139	2 135 050	3 771 793	292 811	4 064 604

1	Other reserves include the cumulative charge recognised under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) as well as the foreign currency translation reserve and the movements in available-for-sale financial assets.
2	Restricted shares were issued as remuneration to executive directors and senior management. Shares were also issued to executive directors following approval of their annual bonuses and to non-executive directors as fees. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

NON-GAAP MEASURES

Randgold has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance.

These measures are explained further below:

Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash cost per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, and royalties. Total cash costs exclude costs associated with capitalised stripping activities. Total cash costs and total cash cost per ounce also include our share of our equity accounted joint ventures’ total cash costs and total cash cost per ounce.

Total cash cost per ounce is calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces sold for the periods presented. Total cash costs and total cash cost per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash cost per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation and amortisation would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute.

Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash cost per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold believes that total cash cost per ounce is a useful indicator to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating cost per ounce is calculated by dividing cash operating costs by gold ounces sold for the periods presented.

Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts. Randgold currently does not have any hedge positions. Gold sales include our share of our equity accounted joint ventures’ gold sales.

Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented. Profit from mining includes our share of our equity accounted joint ventures.

Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period. Gold on hand includes our share of our equity accounted joint ventures’ gold on hand.

The group non-GAAP measures presented in the ‘Summarised financial information’ in the accompanying table include the group’s share of each operating mine, together with adjustments to eliminate intergroup transactions.

The accompanying table reconciles gold sales, total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the statement of comprehensive income, determined in accordance with IFRS, for each of the periods set out therein.

NON-GAAP

$000	Unaudited quarter ended 31 Mar 2018	Unaudited quarter ended 31 Dec 2017	Unaudited quarter ended 31 Mar 2017	Unaudited 12 months ended 31 Dec 2017
Gold sales per IFRS[1]	273 278	328 618	316 712	1 280 217
Gold sales adjustments for joint ventures[2]	118 536	106 196	92 891	374 112
Gold sales[3]	391 814	434 814	409 603	1 654 329
Mine production costs	120 084	123 754	111 565	473 909
Movement in production inventory and ore stockpiles[1]	(2 467)	3 498	2 102	(12 095)
Royalties including adjustment for joint ventures	18 602	20 238	20 772	82 087
Royalty adjustment for joint ventures[3]	(4 645)	(3 716)	(4 466)	(16 424)
Total royalties[1]	13 957	16 522	16 306	65 663
Other mining and processing costs[1]	15 689	15 672	14 751	63 125
Cash costs adjustments for joint ventures[2]	64 617	53 844	62 999	224 745
Total cash costs[3]	211 880	213 290	207 723	815 347
Profit from mining activity[3]	179 934	221 524	201 880	838 982
Ounces sold	294 428	340 177	335 603	1 314 984
Total cash cost per ounce sold[3]	720	627	619	620
Cash operating cost per ounce sold[3]	656	568	557	558
Gold on hand at period end[3]	21 930	31 215	13 150	31 215

1	Figures extracted from IFRS results.
2	The group includes the gold sales and cash costs associated with the joint venture results in its non-GAAP measures. The gold sales adjustments reflect our 40% share of Morila’s gold sales and 45% share of Kibali’s gold sales. The cash costs adjustments primarily reflect our 40% share of Morila’s cash costs, 45% of Kibali’s cash costs, as well as our 50.1% share in the asset leasing companies) cash cost adjustments. Morila, Kibali and the asset leasing companies are equity accounted for under IFRS.
3	Refer to explanation of non-GAAP measures provided.

PRINCIPAL RISK FACTORS AND UNCERTAINTIES

The group is subject to a variety of risks and uncertainties which are the result of not only the business environment in which it operates but also of other factors over which it has little or no control. The board, as part of its role in providing strategic oversight and stewardship of the company, is responsible for the group’s systems of risk management and internal control as well as reviewing their operational effectiveness on a regular basis. We are continually evaluating risks to ensure the business achieves its strategic objectives; however the principal risks and uncertainties which could impact the group’s long term performance remain those detailed in the group’s 2017 annual report and financial statements, a copy of which is available on the group’s website www.randgoldresources.com.

The group’s strategy takes into account known risks but there may be additional risks unknown to the group and other risks, currently believed to be immaterial, which could develop into material risks. It is recognised that the group is exposed to risks wider than those listed. However, we have disclosed those we believe are likely to have the greatest impact on our business at this moment in time and those that have been the subject of debate at recent board or audit committee meetings. The principal risks and uncertainties may materialise individually, simultaneously or in combination and should be considered in connection with any forward looking statements in this document, the 2017 annual report and the information available on the group’s website.

PRINCIPAL RISK FACTORS AND UNCERTAINTIES

EXTERNAL RISKS	NATURE AND IMPACT
Gold price volatility	Gold price volatility can result in material and adverse movement in the group’s operating results, asset values, revenues and cash flows. Sustained or significant declines in the gold price will affect earnings and cash flow. Group planning, forecasting and long term financial strategy are subject to gold price assumptions and therefore changes to the gold price may have an adverse effect the group’s ability to fund its capital projects.
Country risk	The group operates in jurisdictions where changes may occur to the political environment and governments may seek a greater share of mineral wealth. Inadequate monitoring of in-country political instability and uncertainty or failure to adapt to changes to terms applicable to the group’s operations may impact the ability to sustain operations, prevent the group from making future investments or result in increased costs for the group.
Corporate, social and environmental responsibility	Some of the group’s current and potential operations are located near communities that may regard these operations as being detrimental to them. Poor management of stakeholder communication and expectations with a lack of community development activities or regard for environmental responsibility may lead to the inability to sustain operations in the area and impact the group’s ability to expand into other regions. Failure to understand social and environmental contexts can lead to insufficient planning, resourcing and costing of projects. Failure to comply with environmental regulations could lead to fines and, in the extreme, loss of operating licence.
Supply routes	Due to the remote location of the operations the disruption of supply routes may cause delays with construction and mine activities. Supply chain failures, disruptions or significantly increased costs within the supply chain could have an adverse effect on the group’s operations.
FINANCIAL RISKS	NATURE AND IMPACT
Operating and capital cost control	Operating cost and capital cost control are a key factor in the group’s profitability. Failure to control operating cost of production or operational objectives will result in reduced margins and profitability. Failure or inability to monitor capital expenditure and progress of capital projects may result in financial losses, overspend on projects and cause returns to be eroded. General cost inflation in the mining sector could affect the operations and projects resulting in significant pressure on operating and capital costs.

In-country tax regimes and the inability to enforce fiscal stability arrangements at the group’s mines	The group operates in jurisdictions which may change tax or fiscal regimes and regulations and such issues may result in additional taxes or negatively impact asset values leading to financial losses. Inability to enforce legislation over tax including relevant tax stability arrangements in the event of changes to tax laws or mining codes, incorrectly applied legislation may result in lengthy arbitration and loss of profits or company assets, and could impact future investment opportunities. Failure to react to tax notifications from authorities could result in financial losses or the seizure of assets.
OPERATIONAL RISKS	NATURE AND IMPACT
Production, reserves and resources	The group’s mining operations may yield less gold under actual production conditions than indicated by its gold reserve figures, which are estimates based on a number of assumptions, including mining and recovery factors, production costs and gold price. In such instances the group’s profitability may be affected should actual production be lower than indicated reserves. Should the prevailing gold price not support or sustain the valuation the carrying value of assets may be impaired.
Environmental, health, safety and security incident	The mining sector is subject extensive health, safety and environmental laws, regulations and standards alongside stakeholder expectations. Failure to maintain environmental, health and safety standards’ may result in significant environmental or safety incidents or deterioration in safety performance standards leading to loss of life or significant loss of time and disruption or damage to operations. Evolving regulation and standards could result in increased costs, litigation or in extreme cases may threaten the viability of an operation.
Risks associated with underground mining and geotechnical failure	The group has a number of underground projects which are subject to the extensive risks associated with underground mining. Failure to monitor or mitigate such risks may affect the profitability of the group and the operational performance. Failure to consider geotechnical failure in planning and then monitor the impact during operations may impact the geotechnical stability of pits and underground mining operations. Extreme weather conditions such as high rainfall may also impact the geotechnical stability of the pits and therefore could impact mining operations.
STRATEGIC RISKS	NATURE AND IMPACT
Lack of identification of new exploration targets and exploration failure	The replacement of reserves and resources is key to the long term delivery of the group’s exploration led growth strategy and therefore the lack of identification of new exploration targets may lead to a loss of revenue and an inability to grow and meet strategic objectives. Exploration and development are costly activities with no guarantee of success, but are necessary for future growth of the group.

ANNUAL RESOURCE AND RESERVE DECLARATION

at 31 December

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold (Moz)
Mine/project	Category	2017	2016	2017	2016	2017	2016	2017	2016
MINERAL RESOURCES
Kibali								45%	45%
	Measured	22	17	4.1	2.7	3.0	1.5	1.3	0.67
	Indicated	104	118	3.1	3.2	10	12	4.6	5.5
Sub total	Measured and indicated	126	135	3.3	3.2	13	14	5.9	6.2
	Inferred	44	46	2.3	2.3	3.3	3.4	1.5	1.5
Loulo								80%	80%
	Measured	20	23	4.5	4.8	2.9	3.6	2.3	2.9
	Indicated	33	30	4.7	4.5	5.0	4.3	4.0	3.4
Sub total	Measured and indicated	53	53	4.6	4.6	7.9	7.9	6.3	6.3
	Inferred	12	15	3.9	3.8	1.6	1.9	1.3	1.5
Gounkoto								80%	80%
	Measured	7.1	8.0	3.7	3.7	0.86	1.0	0.69	0.76
	Indicated	21	21	4.3	4.3	2.9	3.0	2.3	2.4
Sub total	Measured and indicated	28	29	4.1	4.2	3.7	3.9	3.0	3.1
	Inferred	4.0	4.2	3.1	3.1	0.40	0.42	0.32	0.33
Morila								40%	40%
	Measured	16	-	0.51	-	0.26	-	0.10	-
	Indicated	0.25	22	1.6	0.59	0.013	0.41	0.0052	0.17
Sub total	Measured and indicated	16	22	0.53	0.59	0.27	0.41	0.11	0.17
	Inferred	0.94	0.94	0.45	0.45	0.014	0.014	0.0055	0.0055
Tongon								90%	90%
	Measured	7.9	8.0	2.3	2.4	0.59	0.62	0.53	0.56
	Indicated	16	15	2.6	2.6	1.3	1.3	1.2	1.1
Sub total	Measured and indicated	24	23	2.5	2.5	1.9	1.9	1.7	1.7
	Inferred	9.2	13	2.7	2.8	0.80	1.1	0.72	1.0
Massawa								83%	83%
	Measured	-	0.54	-	5.5	-	0.10	-	0.079
	Indicated	24	19	3.8	4.0	2.9	2.5	2.4	2.0
Sub total	Measured and indicated	24	20	3.8	4.0	2.9	2.6	2.4	2.1
	Inferred	12	21	2.6	2.7	0.99	1.8	0.82	1.5
TOTAL MINERAL RESOURCES	Measured and indicated	271	282	3.4	3.4	30	30	20	20
	Inferred	83	100	2.7	2.7	7.1	8.6	4.6	5.9
ORE RESERVES
Kibali								45%	45%
	Proved	19	4.3	4.1	1.9	2.5	0.26	1.1	0.12
	Probable	47	66	4.1	4.2	6.2	8.9	2.8	4.0
Sub total	Proved and probable	66	71	4.1	4.0	8.7	9.2	3.9	4.1
Loulo								80%	80%
	Proved	12	14	4.2	4.7	1.6	2.1	1.3	1.7
	Probable	24	23	4.7	4.3	3.6	3.1	2.9	2.5
Sub total	Proved and probable	36	37	4.5	4.5	5.2	5.3	4.1	4.2
Gounkoto								80%	80%
	Proved	6.1	6.8	3.9	3.9	0.78	0.86	0.62	0.69
	Probable	14	15	4.9	4.9	2.2	2.3	1.7	1.8
Sub total	Proved and probable	20	21	4.6	4.6	3.0	3.1	2.4	2.5
Morila								40%	40%
	Proved	-	-	-	-	-	-	-	-
	Probable	11	15	0.56	0.55	0.19	0.27	0.077	0.11
Sub total	Proved and probable	11	15	0.56	0.55	0.19	0.27	0.077	0.11
Tongon								90%	90%
	Proved	7.0	7.5	2.2	2.2	0.49	0.53	0.44	0.48
	Probable	9.3	12	2.5	2.5	0.74	0.95	0.66	0.85
Sub total	Proved and probable	16	19	2.3	2.4	1.2	1.5	1.1	1.3
Massawa								83%	83%
	Proved	-	-	-	-	-	-	-	-
	Probable	23	19	3.6	4.3	2.7	2.6	2.2	2.2
Sub total	Proved and probable	23	19	3.6	4.3	2.7	2.6	2.2	2.2
TOTAL ORE RESERVES	Proved and probable	172	182	3.8	3.7	21	22	14	14

NOTES TO THE ANNUAL RESOURCE AND RESERVE DECLARATION

Randgold reports its mineral resources and mineral reserves in accordance with the JORC 2012 code and as such are reported to the second significant digit. Reporting standards are equivalent to National Instrument 43-101. The reporting of mineral resources is based on a gold price of $1 500/oz. The reporting of ore reserves is also in accordance with Industry Guide 7. All mineral resource tabulations are reported inclusive of that material which is then modified to form ore reserves. Reserve pit optimisations are carried out at a gold price of $1 000/oz for all pits except for KCD pit in Kibali which is carried out at a gold price of $1 100/oz. Underground ore reserves are also based on a gold price of $1 000/oz. Dilution and ore loss are incorporated into the estimation of reserves. Cautionary note to US investors: The United States Securities and Exchange Commission (the ‘SEC’) permits mining companies, in their filings with the SEC, to disclose only proved and probable ore reserves. Randgold uses certain terms in this annual report such as ‘resources’, that the SEC does not recognise and strictly prohibits the company from including in its filings with the SEC. Investors are cautioned not to assume that all or any parts of the company’s resources will ever be converted into reserves which qualify as ‘proved and probable reserves’ for the purposes of the SEC’s Industry Guide number 7. See glossary of terms on the Randgold website at www.randgoldresources.com.

GENERAL

Notwithstanding the production challenges at Tongon during the quarter, the group has reconfirmed its 2018 annual cost and production guidance given at the start of the year. The production guidance given at the start of the year indicated a weighting towards the second half of the year, and the group expects to see an increase in production over every quarter of the year. Similarly, the capital expenditure projects remain on track for completion as budgeted and scheduled.

In the DRC, the company continues to engage with the Government in conjunction with the mining industry, as well as Civil Society, a member of the Mining Code Revision Tri-Partite group in respect of the implementation of the newly promulgated mining code. The engagement has focused on ensuring a better understanding of certain issues that need to be addressed before the country’s new mining code is implemented. The industry was also involved in six distinct working groups established by the Minister of Mines which focused on the drafting of the regulations to affect the new mining code as well as addressing the concerns raised by the mining industry. The industry submitted a formal proposal to the Ministry of Mines on 29 March 2018, designed to address its concerns in respect of the new code, notably the stability clauses embodied in the previous code, which included proposals dealing with taxation, customs and exchange control. The proposal also accepts some of the changes currently contemplated in the new code, in an effort to find an acceptable solution for all parties. Furthermore, the proposal includes provisions to explicitly preserve mining agreements entered into by the Government while proposing a sliding scale on royalties for copper, cobalt and gold which, in the industry’s view, would be a more effective mechanism for government to share in higher commodity prices than the windfall tax and strategic minerals currently envisaged in the new code. While the Ministry of Mines has not yet formally responded to the industry’s proposal, the engagement through the working groups set up to draft the regulations to implement the law and the all-important Civil Society leadership along with other industry and government counterparts has been constructive. The industry believes a way forward could be found which would be in the best interests of all parties. A mutually acceptable solution would support and encourage the substantial investment the DRC requires for the optimal development of its mineral resources and the growth of its economy.

Randgold continues to maintain its focus on organic growth through the discovery and development of world class orebodies and has a pipeline of high quality projects and exploration targets. Notwithstanding this core strategy, the company is also examining global growth opportunities, and regularly reviews corporate and asset acquisition and merger opportunities.

The directors confirm to the best of their knowledge that:

a)	These first quarter results have been prepared in accordance with IAS 34 as adopted by the European Union; and
b)	The interim management report includes a fair review of the information required by the FCA’s Disclosure and Transparency Rules (4.2.7R and 4.2.8R).

By order of the board

D M Bristow	G P Shuttleworth
Chief Executive	Financial Director

10 May 2018

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RANDGOLD RESOURCES NEWS UPDATES

SHAREHOLDERS APPROVE 100% HIKE IN DIVIDEND

At the company’s annual general meeting held in Jersey on 8 May 2018, shareholders approved a final dividend for the year ended 31 December 2017 of $2.00 per share, a 100% increase on the prior year. Since its first dividend in respect of the 2006 financial year, the annual dividends have increased by 1 900% over that 11 year period.

The cash payment will be made on 18 May 2018 to shareholders who were on the register as at 23 March 2017. The ex-dividend date was 22 March 2017. The exchange rate for payment to those shareholders who have elected to receive the final dividend for the year ended 31 December 2017 in Pounds Sterling is: $1 = £0.7395.

Chief financial officer Graham Shuttleworth says the sustained dividend growth validates the group’s business model and reflects the profitability and financial strength of the company, which at year end had net cash of more than $700 million and no debt. The company intends to maintain a net cash position of around $500 million to fund new growth opportunities and any surplus capital will be returned to shareholders.

AFRICA NEEDS FISCAL STABILITY TO DEVELOP RESOURCES OPTIMALLY

The history of economic development in Africa has been one of largely unplanned changes primarily driven by external forces. The decolonisation process which started in the 1960s ended exploitation by the European powers, but also ushered in a long and destructive flirtation with Marxism and dictatorial rule in the newly independent countries. The end of the Cold War and Soviet sponsorship led to a degree of democratisation, opening the door to foreign investment and a period of growth supported by global institutions such as the World Bank, UNDP and IMF. The supercycle in commodity prices starting at the turn of the century sharpened investment for Africa’s mineral resources resulting in an acceleration of funds flowing into new projects and an associated increase in revenue flow to the governments of mineral rich countries.

Randgold GM operations for Central and East Africa Willem Jacobs says that by 2015, however, the tide turned. The commodities boom had ended, developed countries had to deal with their own economic problems and the World Bank and IMF indicated that they were looking to reduce their commitment to deficit funding of African countries, who they encouraged to find ways to balance their own books.

“The need to support growing populations against a background of fledgling economies and the absence of external funding prompted a resurgence of resource nationalism across the continent, with many governments seeking increased revenues, disregarding the long term negative consequences of their actions. This trend has been particularly evident in the recent run of mining code revisions and the introduction of more aggressive tax regimes. In extreme instances, there have even been attempts to change existing fiscal and legal stability provisions,” says Jacobs.

“These actions by governments are having a substantial negative impact on the extractive industries (minerals, oil and gas) which are one of the main drivers of economic growth in these countries. The extractive industries not only generate tax revenue and employment, but also provide fixed investment in mining ventures, support infrastructural development, facilitate the transfer of much needed technical skills, promote the establishment and growth of local suppliers and secondary industries, and are in general valuable corporate citizens. It is not just the direct and indirect taxes that the industry contributes – the economic multiplier effect associated with mining ventures has a material positive impact on economic growth, but is often overlooked,” says group GM corporate finance Victor Matfield.

“Extractive businesses have some very distinctive characteristic: it takes a long time to find profitable deposits, and large up-front fixed investment is required to bring these deposits into mine production. Due to the size and long term nature of such investments, potential funders need the assurance of a stable legal, fiscal and administrative structure in the host country. In African countries, the need for stability is even more important given the risks and challenges associated with remote locations, poor infrastructure and socio-political volatility. Unfortunately, in the rush to prematurely harvest revenues, the recognition that consumptive industries such as mining need to constantly re-invest to ensure long term viability, is often missed.”

African countries need sustainable economic development and the development and exploitation of their natural resources should be an important building block in a broader national economic plan. The only way to achieve this is by attracting international funding for the sensible and profitable development of the mining industry as an integral part of such a plan. What is often lost on politicians and even the global institutions that are there to support the development of the emerging and developing economies, is that developing economies are competing for investment with countries elsewhere in the world that offer better infrastructures and skills, friendlier regulatory regimes and greater stability.

African countries and their sponsors, politicians and business leaders are in fact once again at a crossroad. The high road is a mutually beneficial partnership with private enterprise, that will deliver sustainable, long term economic growth. The other road leads to a slow death of industry and ultimately their economies, for the sake of short term gain.

CEO Mark Bristow says Randgold recognises the challenges faced by investors in these more challenging and less developed regions of the world, but they should also note the opportunities of undeveloped resources and the importance of participating in the host country’s development.

“There is no better way to kick-start an economy and drive infrastructure development than through direct fixed investment to develop world-class mines and their associated infrastructure. Randgold’s strategy is to create real value for all stakeholders through the discovery and development of world-class gold mines run by competent local management teams. It does that through investing in host country nationals and developing local businesses and the technical skills capable of supporting an industry which adheres to world best practice as it has done in its mines across West and Central Africa,” says Bristow.

2017 ANNUAL REPORT AVAILABLE

Randgold has published its annual report and accounts for the year ended 31 December 2017 which is available for viewing and/or downloading from Randgold’s website at www.randgoldresources.com. A copy has been submitted to the National Storage Mechanism and is also available for inspection at www.hemscott.com/nsm.do. The company has also filed its annual report on Form 20-F with the US Securities and Exchange Commission, which is also available for viewing and/or downloading from Randgold’s website and at www.sec.gov. For a hard copy or USB device containing the report, contact Kathy du Plessis at randgold@dpapr.com or call +44 20 7557 7738.

Record performance strengthens foundation for continued value creation

Randgold had one of the best years in its history of achievement and delivery in 2017, posting another production record off an already high base and pruning the cost of production to its lowest level in six years. At the same time, the group continued to replace its attributable reserves and measured and indicated resources at the same or better grade, the company says in its annual report.

With profit for the year up 14%, cash and cash equivalents rising to $720 million and the company’s robust 10-year business plan firmly in place, chief executive Mark Bristow says Randgold continues the hunt for its next world-class gold deposit through the expansion of exploration programmes in West and Central Africa and the evaluation of its potential next mine project at Massawa in Senegal. At the same time, it is also examining global growth opportunities.

“Irrespective of any new projects, however, our 10-year plan shows us remaining profitable at a long term gold price of $1 000 per ounce and generating cash that will support significant investment in our future as well as the continued payment of dividends,” he says.

Also in the annual report, chairman Christopher Coleman says despite challenges Randgold remains committed to its partnerships with its host countries.

“The mutually beneficial relationships it has patiently forged with its host countries and communities are serving it well, and over the years the company has effectively dealt with the differences that inevitably arise in even the most well-intentioned partnerships,” he says. “Randgold is consequently confident that it is well-equipped to cope with the occasional turbulence in its operational climate.”

COMMISSIONING OF AUTOMATED UNDERGROUND MINE DRIVES PRODUCTION GROWTH AT KIBALI

The successful commissioning of the automated materials handling system at Kibali gold mine’s underground operation is supporting the planned ramp-up in production, says Randgold’s chief executive Mark Bristow.

Bristow told a quarterly briefing for local media and stakeholders that Kibali was on track to achieve its 2018 production guidance of 730 000 ounces, a 22% increase on the previous year’s output. Aside from the continuing optimisation of the underground system and the construction of the mine’s third hydropower station, scheduled for commissioning towards the middle of this year, the giant Kibali project is now complete. Later this year, Kibali will move from underground mining by contractors to owner-mining, as has already happened at Randgold’s Loulo mines in Mali.

Kibali ranks as one of the most automated underground gold mines in Africa and the third-largest open-stoping gold mine in the world. Bristow noted that it represented an investment of more than $2.7 billion over an eight year period, demonstrating the importance of providing investors in a long term industry such as mining with reliable tax and fiscal stability guarantees.

“The investment in Kibali was motivated by the stability provision in the 2002 mining code, which in our view has been triggered by the recent promulgation of the 2018 code. We trust we shall be able to reach consensus on this issue with the government, which we believe is critical to future investment in the country,” he said.

Despite challenges, Kibali remains committed to advancing the development of its remote region and continues to invest in the employment and upskilling of local people. More than 90% of its employees are Congolese nationals, and so far this year it has spent almost $50 million with local contractors. Over the total project period this totalled $1.6 billion.

AZAMBI ON TRACK FOR MID-YEAR COMPLETION

Azambi, the third and final hydropower station to be built at the Kibali mine, is on schedule to produce first power in July this year with immediate full integration into the Kibali grid. It is being built entirely by an all-Congolese team.

LOULO-GOUNKOTO STILL INVESTING AFTER 13 YEARS

Randgold’s Loulo-Gounkoto gold mining complex in Mali, already one of the largest of its kind in the world, is still expanding, with the Gounkoto super pit and the new Baboto satellite pit joining its Yalea and Gara underground mines.

Speaking at a site visit for local media, chief executive Mark Bristow said the complex’s all-Malian management team, which steered it to a record performance in 2017, had made a good start to this year, although production was expected to be lower than the previous quarter on the back of forecast lower grades, reflecting the sequencing of mining lower grade blocks at both Loulo and Gounkoto. Although slightly delayed, mining of the Baboto satellite pit was now well on track to support the complex with softer oxide ore feed.

“We expect grades to pick up and production to increase through the rest of the year to deliver our production guidance of 690 000 ounces for 2018,” said Tahirou Ballo, the GM of the complex. Mr Ballo noted that production from the underground mines continued to show a steady improvement since Loulo took over the mining from contractors in 2016.

Chiaka Berthe, the West African GM of operations, said the Loulo-Gounkoto complex represented the largest foreign investment to date in the Malian economy. After all these years it was still investing in new mining projects like the Gounkoto pushback and the new Baboto satellite pit he said. The country is rich in other gold opportunities, and Randgold continues to search for extensions to the known orebodies as well as new discoveries in its extensive Malian landholdings.

In the meantime, Randgold also continues to invest substantially in the sustainable development of its host communities. Some 5 000 students are enrolled at 17 schools built by the company, and last year 52 of them were awarded bursaries for further study. Randgold is also advancing the development of commercially viable agribusiness enterprises, to mitigate the socio-economic impact of the complex’s eventual closure. The project already includes five incubation farms and an agricultural college with 70 students.

Randgold is actively advancing the development of commercially viable agribusiness enterprises, to mitigate the socio-economic impact of the complex’s eventual closure. The project already includes five incubation farms and an agricultural college with 70 students.

TONGON TO CLAW BACK LOST PRODUCTION

Production at Randgold’s Tongon gold mine was impacted during the first quarter of 2018 by a series of work stoppages which started with the employees of the mining contractor and then spread to other operations.

Management said while this would impact on the mine’s production guidance of 290 000 ounces for 2018, it was making a determined effort to recover most of the lost output, with operations now back at full capacity. To mitigate the downtime effect and lost plant throughput, Tongon processed ore from the run-of-mine and scats stockpiles during the stoppages and also used the opportunity to upgrade parts of the plant to achieve a higher and more consistent throughput going forward.

Chief executive Mark Bristow told a local media briefing in Abidjan that the mine’s management had been supported in resolving the situation by the highest level of the government as well as Parliament members and local authorities, and, along with the workers and union leadership, these parties had also agreed on a constructive process to workshop solutions and prevent similar issues in future. It was encouraging to note, he said, that government fully acknowledges the importance of Randgold and Tongon to the Ivorian economy, and the fact that Tongon represents the single largest investment in the country’s mining industry.

“The history of Tongon has reflected the occasionally turbulent socio-political nature of its environment and a misunderstanding of the mining business which is a new activity in the country, but management has dealt effectively with the challenges that have come their way. The mine is managed by a majority Ivorian team and of its 1 700 employees, only 40 are expatriates. Their record speaks for itself: since it was commissioned in 2010 Tongon has produced 2.7 million ounces of gold and in 2017 it posted record results, despite the slow start to the year,” Bristow said.

“Tongon has three-and-a-half years of life left as things stand but we are actively looking for means to extend this and a number of exciting near-mine opportunities are currently being evaluated by the exploration team. We’re also exploring for new gold discoveries elsewhere in our large permit portfolio in Côte d’Ivoire, where we intend to retain a long term presence.”

At the same time, however, Tongon is planning for life after its eventual closure by developing an economically viable agribusiness to provide replacement income for former workers and the surrounding communities in line with its sustainable development policy.

THE BUSINESS CASE FOR SUSTAINABILITY

Randgold has again produced a detailed account of its sustainability initiatives. The company’s annual sustainability report has been published as part of the 2017 annual report.

Successful sustainability management is just good business, says Randgold Resources chief executive Mark Bristow in the company’s sustainability report for 2017.

“This year, for example, our investment in our anti-malaria programmes has led to a fifth consecutive year-on-year drop in malaria incidence for our local communities but also helped reduce workforce absenteeism caused by malaria by 16%. Our achievement in meeting over a third of our energy needs from clean, renewable sources, and recycling almost three-quarters of our water also brings significant cost savings that help us deliver more value to our host countries, host communities, employees and investors,” he says.

Bristow notes that Randgold’s sustainability drive still faces substantial challenges, including the presence of HIV/AIDS in the regions where it operates, illegal artisanal mining around its sites and further injury reduction at its mines. The company therefore continues to create and nurture sustainability awareness and efforts in every part of its business, every day.

2017 KEY ACHIEVEMENTS

•	More than 46 000 trees were planted, reducing Randgold’s footprint by 209 hectares to 4 203 hectares.
•	Biodiversity offset initiatives and partnerships with national parks were extended to all host countries.
•	More than 25 000 children received primary or secondary education at schools built by Randgold; 162 teachers were trained.
•	The commissioning of the Ambarau hydropower station at Kibali added 11MW of clean energy to the mine and its community.
•	Water recycling was improved by 24%; 73% of water consumption now re-used.
•	The malaria incidence rate at and around the mines was reduced further.
•	The group’s total injury frequency rate was reduced by 30%.
•	Annual procurement from local suppliers increased by 5% to more than $440 million.

MORE VALUE FOR HOST STAKEHOLDERS

Since 2000, Randgold has paid more than $2.8 billion to its host country governments in the form of taxes, royalties and dividends. At the same time, it has created 20 000 jobs and ulplifted the communities around its operations by building schools, clinics and houses, providing potable water and generating new income-earning opportunities.

SUSTAINABILITY IN ACTION AT SENEGAL PARK

Randgold’s new partnership with the Niokolo Koba park in Senegal is typical of its ecological sustainability initiatives. The park is a world heritage site but has been on the endangered list since 2007 because poaching is reducing the animal population and illegal mining is degrading the environment.

Randgold is working with the park authorities on an integrated aerial and ground survey, using some 70 automatic cameras, 15 ground teams, six vehicles and a Cessna 210. Once all the data has been collected and analysed, it will be used to review the park’s conservation programmes and improve them where necessary. It will also be included in the environmental and social impact assessment of Randgold’s Massawa project, some 23 kilometres away.

2018: THE YEAR OF THE WOMAN

Randgold has long worked onsite, within the community and in its host countries to promote gender equality and greater female participation in the mining industry and the wider workforce.

Leading by example, the group in 2017 numbered three female non-executive independent directors (out of six) on the main Randgold Resources board. It employs 143 women, two of them as executives and the rest at senior, supervisory and other levels. All our female employees have wage equality with men in similar jobs.

Attracting women to the historically male-dominated extractive industries can be challenging, particularly in countries where gender norms, cultural traditions and restrictive legislation are obstacles to their participation.

Randgold has therefore declared 2018 as the Year of the Woman, and will be intensifying female-focused initiatives designed to highlight the attractive career opportunities within the group and the industry, and to sensitise authorities and communities to gender equality issues.

Here we profile some of the women who are already important players in the Randgold team.

Gladys-Chloe Etusia Angoezi joined Kibali as the mine started implementing the underground automation project and is now its control room operator.

Aminata Bamba is a planner of engineering services and has been closely involved in Tongon’s capital projects. She heads the mine’s planned maintenance team and also manages mine village maintenance.

Kadiatou Coulibaly is a drill and blast engineer at Loulo’s underground operations. After graduating as a mining technician she joined Loulo as a trainee in 2013 and was promoted to her present position in December. In the meantime, she has obtained a Master 1 degree in mining engineering.

Clara Kasongo Kakudji is a civil engineer who is part of the Kibali owner’s team supervising the construction of the Azambi hydropower plant, ensuring the quality of the civils and earthworks in a project being undertaken by a consortium of Congolese contractors.

Mamaye Kouma is a senior planning engineer, coordinating all the engineering maintenance activities at the Loulo-Gounkoto complex as well as training planning section employees across the group. She holds a degree in electronics and joined Randgold at Morila in 2006 as an instrumentation technician.

Diamante Kafuti Museba is a geologist who joined Randgold at Kibali in 2012. She currently heads the greenfields exploration programme at the mine and is second in command to Kibali’s exploration manager.

Jeanne Ouattara was a Randgold trainee who worked on the development and implementation of Tongon’s flotation procedures. A chemical engineer by training, she is now a metallurgist in the recovery section of the mine’s plant.

Sarah Quick is a senior geologist with an MSc in geology and 12 years’ experience on exploration projects across West and Central Africa. She joined the company's generative team after completing her studies in geologic remote sensing in the Netherlands.

Chimene Somo joined Randgold in 2013 as a trainee and is now a mining engineer and medium term planner at Tongon, coordinating the financial, supply chain, administration and mining functions of mine planning.

Sara Soro is an administrator in charge of Tongon’s mine village as well coordinating the mine’s transport and travel arrangements. She is the president of Tongon’s women’s committee.

Lallata Zara Togola is a civil engineer who joined Randgold in 2011 and subsequently was involved in planning Morila’s transition to TSF reclamation and the development of the Domba, Ntiola and Viper open pit mines. She has since moved to Loulo-Gounkoto, where she is the complex’s first female mine planner.

Ybab Tiongson is the systems procurement officer for the Loulo-Gounkoto complex and oversees the demand planning for all critical commodities, a challenging task. Part of the Randgold team since 2011, she is delegated to act on behalf of the HOD and superintendent from time to time.

Lucie Kikadi Usungu is Kibali’s human resources manager and has been in charge of this function from the project’s feasibility study through the construction phase to the current ramp-up in underground production. A legal graduate, she has in-depth knowledge of the DRC’s labour legislation.

GENDER EQUALITY STARTS AT SCHOOL

Three of Randgold’s six independent non-executive directors are women and while its female employees are still relatively low in number it is worth noting that on average they earn more than the males because they generally hold more senior positions.

While Randgold is therefore rightly regarded as a leader in gender equality in the workplace in its host countries, it recognises that much more needs to be done to achieve parity, not only in industry but in society at large, and that this should start at school.

When the company first arrived in its host communities, the number of schoolgoing girls there was very low. Today, thanks in a substantial measure to Randgold’s efforts, the ratio of girls to boys is virtually 50:50 from junior to high schools, and the girls slightly outnumber the boys among the top performers. The pass rate at these schools, incidentally, is higher than the national average in their countries by a wide margin.

Randgold is now intensifying its gender-equality drive by ensuring that the top-performing girls gain access to tertiary education.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.